Exhibit 99.1

2017

Annual Report

Franco Nevada

The GOLD Investment that WORKS

10 YEARS SINCE IPO

NEWS RELEASE Toronto, March 7, 2018 (in U.S. dollars unless otherwise noted)

Franco-Nevada Reports Record Results for 2017

“I am pleased that Franco-Nevada's 10th full year since its IPO was its best year ever” stated David Harquail, CEO. “We achieved record results that were at the high end of our guidance for 2017. We are now looking forward to another phase of growth through 2022 with the ramp-up of Cobre Panama over 2019‑2022, the first phase expansion of Tasiast later this year and the second phase in 2020, the expansion or start-up of a number of smaller mines over 2018 and 2019 and the 50% expansion of Stillwater by 2021. The on-going full-field development of our U.S. oil & gas royalties is tracking ahead of our original expectations. On top of that, our business development team has been very active adding new investments in precious metals, oil & gas and other minerals. Franco-Nevada remains debt free and is well positioned for another 10 years of success.”

2017 Financial Highlights

•	497,745 Gold Equivalent Ounces1 (GEOs) sold – a new record and a 7.2% increase year-over-year
•	$675.0 million in revenue — a new record and a 10.6% increase year-over-year
•	$516.1 million of Adjusted EBITDA2 or $2.82 per share — a new record
•	$194.7 million of net income, or $1.06 per share — a new record
•	$198.3 million of Adjusted Net Income3 or $1.08 per share
•	$167.9 million of cash and DRIP dividends paid — a new record
•	$511.1 million in cash and cash equivalents at year-end and no debt
•	$356.4 million from the exercise of warrants at C$75 per share

Q4/2017 Financial Highlights

•	119,839 GEOs sold
•	$167.2 million in revenue – a 7.7% increase over Q4/2016
•	$128.0 million of Adjusted EBITDA[2] or $0.69 per share
•	$43.5 million of net income, or $0.23 per share
•	$52.1 million of Adjusted Net Income[3] or $0.28 per share

Revenue and GEOs by Asset Categories
	2017		2016
	GEOs	Revenue	GEOs	Revenue
	#	(in millions)	#	(in millions)
Precious Metals
Gold	371,440	$467.2	341,379	$425.9
Silver	77,426	98.1	87,137	108.5
PGMs	34,520	44.5	28,958	37.1
Precious Metals - Total	483,386	$609.8	457,474	$571.5
Other Minerals	14,359	18.2	6,909	8.6
Oil & Gas	—	47.0	—	30.1
	497,745	$675.0	464,383	$610.2

Revenue and GEOs by Asset Categories
	Q4/2017		Q4/2016
	GEOs	Revenue	GEOs	Revenue
	#	(in millions)	#	(in millions)
Precious Metals
Gold	88,954	$113.4	93,775	$112.8
Silver	18,843	24.1	18,650	21.9
PGMs	8,977	11.7	7,611	8.0
Precious Metals - Total	116,774	$149.2	120,036	$142.7
Other Minerals	3,065	4.0	1,874	2.2
Oil & Gas	—	14.0	—	10.4
	119,839	$167.2	121,910	$155.3

2	FNV TSX NYSE	The Gold Investment that WORKS	2017 Annual Report

For Q4/2017, revenue was sourced 89.2% from precious metals (67.8% gold, 14.4% silver and 7.0% PGM) and 82.1% from the Americas (46.3% Latin America, 16.1% U.S. and 19.7% Canada). Operating costs and expenses increased year-over-year, reflecting increased stream ounce deliveries. Oil & gas revenue increased 34.6%, reflecting both higher prices and production levels year-over-year. Cash provided by operating activities was $126.3 million, an increase of 3.6% compared to Q4/2016.

Corporate  Updates

•

Cobre Panama:    In September 2017, Franco-Nevada agreed to terms with First Quantum to purchase an additional precious metals stream on the Cobre Panama project for $178.0 million. This agreement was expanded to $356.0 million on January 22, 2018 to also include a precious metals stream on the 10% indirect interest held by Korea Resources Corp. The purchase price will be paid as a one-time advance payment expected to be made before the end of March, 2018. Franco-Nevada now has exposure to the precious metals produced from 100% of the ownership of the Cobre Panama project.

•

Delaware Oil & Gas Royalties:  Franco-Nevada finalized the purchase of a royalty portfolio in the Delaware Basin, which represents the western portion of the larger Permian Basin in Texas for $101.3 million on February 20, 2018.  The royalties are derived principally from mineral title which provides a perpetual interest in royalty lands. The transaction has an effective date of October 1, 2017.

2018 Guidance

In 2018, Franco-Nevada expects attributable royalty and stream production to total 460,000 to 490,000 GEOs from its mineral assets and revenue of $50 million to $60 million from its oil & gas assets. Of the royalty and stream production, 310,000 to 330,000 GEOs are expected from Franco-Nevada's various stream agreements with no GEOs assumed from Cobre Panama in 2018. For 2018 guidance, silver, platinum and palladium metals have been converted to GEOs using assumed commodity prices of $1,300/oz Au, $17.00/oz Ag, $950/oz Pt and $1,050/oz Pd. The WTI oil price is assumed to average $55 per barrel with a $4.80 per barrel price differential between the Edmonton Light and realized prices for Canadian oil. The Company estimates depletion expense of $250 million to $280 million. 2018 guidance and 5‑year outlook below is based on public forecasts and other disclosures by the third-party owners and operators of our assets or our assessment thereof.

5‑Year Outlook

Our outlook to 2022 assumes that the Cobre Panama project will be fully ramped-up by 2022. From 2019‑2021, scheduled fixed ounce payments from Midas/Fire Creek, Karma and Sabodala are expected to step down to longer-term royalty payments or stream deliveries. Using the same commodity price assumptions as were used for our 2018 guidance (see above) and assuming no other acquisitions, Franco-Nevada expects its existing portfolio to generate between 565,000 to 595,000 GEOs by 2022. Oil & gas revenues at the same $55 per barrel WTI oil price assumption are expected to range between $80 million and $90 million.

Q4/2017 Portfolio Updates

•

Precious Metals — Latin America: GEOs from Latin American precious metals assets were consistent year-over-year. Precious metal GEOs earned from Latin America were 60,568 GEOs compared with 60,808 GEOs in Q4/2016.

•

Cobre Panama (gold and silver stream) – During Q4/2017, Franco-Nevada contributed $89.4 million of its share of construction capital for the Cobre Panama project. Franco-Nevada at year-end has contributed $726.6 million of its total $1 billion commitment for the construction of Cobre Panama. Franco-Nevada expects to fund between $230 and $250 million in 2018 towards the $1 billion deposit. Recently, First Quantum announced expansion plans for the Cobre Panama throughput capacity to 85 million tonnes per annum and potential to accommodate a further increase to 100 million tonnes per annum after 2022. First Quantum reported that the project was 70% complete as of year-end with phased commissioning expected during 2018 and continued ramp-up during 2019.

•

Candelaria (gold and silver stream) – GEOs earned from Candelaria were 14,185, compared to 19,698 GEOs in the prior year quarter, in line with expectations. Lundin Mining provided a Mineral Reserve update for the project which included a net increase to both Proven & Probable and Measured & Indicated estimates despite mining depletion. The substantial increase to the underground reserve will allow Lundin to optimize the mine plan as well as extend the mine life at Candelaria.

•	Antapaccay (gold and silver stream) – Antapaccay delivered 19,430 GEOs in Q4/2017, for a total of 71,183 GEOs in 2017.
•	Antamina (22.5% silver stream) – GEOs earned from Antamina were 12,870 during the quarter compared to 10,619 GEOs in Q4/2016. For the full year 2017, Antamina sales were 49,656 GEOs.
•

Guadalupe-Palmarejo (50% gold stream) – During Q4/2017, Franco-Nevada sold 13,741 GEOs under the Guadalupe agreement and 52,124 GEOs for the full year. Coeur Mining, Inc. provided a new Mineral Resource estimate for the project in February 2018 following a strong exploration campaign in 2017. Gold Mineral Reserves increased by 19% while gold

3

Measured & Indicated Mineral Resources increased by 56%. Franco-Nevada estimates that the majority of the Mineral Reserves & Resources are covered by the gold stream.
•	Cerro Moro (2% royalty) – Yamana reports that Cerro Moro construction is progressing and is expected to be completed by the end of Q1/2018 with ramp-up of operations expected in Q2/2018.
•

Precious Metals — U.S.: GEOs from U.S. precious metals assets decreased by 16.1% year-over-year mainly due to the completion of Phase 2 mining at South Arturo. GEOs received from the U.S. precious metal assets were 19,284 GEOs.

•

Goldstrike (2‑4% royalty & 2.4‑6% NPI) – Successful exploration at Goldstrike increased the Mineral Reserve. Barrick is expected to continue to target areas below the Betze-Post open pit and below the current workings at the Meikle underground which are subject to Franco-Nevada royalties.

•

Stillwater (5% royalty) –The Blitz project achieved first production in September 2017 and is expected to reach full production by late 2021 or early 2022. Blitz is anticipated to increase total PGM production from Stillwater by more than 50% to approximately 850,000 ounces per year.

•

Bald Mountain (0.875‑5% royalty) – Kinross successfully doubled production from the operation in 2017. Kinross has started construction of new process facilities in the South Zone and expects commissioning in Q1/2019.

•	Fire Creek (fixed gold deliveries and stream) – Klondex provided an initial open pit Mineral Resource at what has historically been an underground operation in December 2017.
•	Hollister (3‑5% royalty) – Klondex began processing Hollister ore at the Midas mill which included the commissioning of a new CIL circuit in order to optimize recovery.
•

South Arturo (4‑9% royalty) – Joint Venture operators Barrick and Premier Gold announced a significant increase to Mineral Reserves and Mineral Resources for the South Arturo operation. Phase 2 mining was completed in 2017 and the Joint Venture now expects to start development of the Phase 1 open pit in mid‑2018.

•	Precious Metals — Canada: GEOs from Canadian precious metals assets decreased by approximately 31.6% to 14,262 GEOs compared with Q4/2016 mainly due to reduced NPI payments from Hemlo and Musselwhite.
•

Brucejack (1.2% royalty) – Brucejack poured first gold on June 20, 2017, declared commercial production on July 3, 2017 and produced a total of 152,484 ounces of gold in 2017. Franco-Nevada's royalty begins after approximately 500,000 ounces have been produced. Pretium submitted an application to increase production from 2,700 tonnes per day to 3,800 tonnes per day with a decision expected before the end of 2018.

•

Hemlo (3% royalty & 50% NPI) – Barrick had another successful exploration campaign at Hemlo in 2017 and added 397,000 ounces of Mineral Reserves (before mining depletion). Barrick has indicated that exploration will focus on the expansion potential of the underground operation.

•

Musselwhite (5% NPI) – Goldcorp estimates that the Materials Handling project is 53% complete and is tracking 10% below the capital cost estimate. The project is expected to reach commercial production in Q1/2019.

•

Kirkland Lake (1.5‑5.5% royalty & 20% NPI) – Kirkland Lake Gold announced plans for a new shaft at the Macassa mine which would support higher levels of production and offer more effective underground exploration. The two phase project is expected to be completed by the end of 2023.

•

Canadian Malartic (1.5% royalty) – Canadian Malartic reported an updated Mineral Resource estimate for the Odyssey deposit and a new Mineral Resource at East Malartic. Both of these deposits are located east of the currently planned open pit and may partially be covered by the Franco-Nevada royalty.

•

Precious Metals — Rest of World: GEOs from Rest of World precious metals assets were 22,660 GEOs during the quarter. This represented the largest year-over-year increase at 47.1% as increased sales from MWS, Sabodala and Karma positively impacted the quarter.

•

Tasiast (2% royalty) – Kinross announced plans to proceed with the Phase Two expansion at Tasiast. Phase Two is expected to increase mill capacity to 30,000 tonnes per day and produce an average of approximately 812,000 gold ounces per year for the first five years. The Phase One expansion remains on schedule for full production in Q2/2018 with Phase Two commercial production expected in Q3/2020.

•

Subika (2% royalty) – Newmont has begun underground mining at Subika with commercial production expected in H2/2018. The Ahafo mill expansion is expected to be in commercial production in H2/2019.  Together, the Ahafo expansion projects (Subika underground and mill expansion) are expected to increase Ahafo's production to 550,000 - 650,000 ounces per year for the first five full years of production (2020–2024). Franco-Nevada estimates that the majority of underground reserves are covered by its royalty.

•	Karma (fixed gold deliveries and stream) – 4,453 GEOs were delivered and sold in Q4/2017. In Q4/2016, 3,750 GEOs were delivered of which 2,500 GEOs were sold.
•	Sabodala (fixed gold deliveries and stream) – 5,625 GEOs were delivered and sold in Q4/2017 compared with 3,750 GEOs sold in Q4/2016.

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•	Sissingué (0.5% royalty) – Perseus Mining poured first gold from Sissingué on January 26, 2018 and expects to ramp-up to full scale commercial production by the end of Q1/2018.
•	Oil & Gas: Revenue from oil & gas assets increased to $14.0 million in Q4/2017 compared to $10.4 million in Q4/2016, reflecting both higher prices and production levels year-over-year.
•

Weyburn (NRI, ORR, WI) – Whitecap Resources Inc. are the new operators of the asset having acquired operatorship from Cenovus Energy Inc. Weyburn generated $8.8 million in the quarter versus $7.9 million in the previous year capping off a strong year overall.

•

Orion (GORR) – Osum Oil Sands Corp. announced plans to double production by accelerating the expansion of Phase 2C, which will now be constructed concurrently with the Phase 2B expansion. Together, the two phases are expected to increase production capacity to over 18,000 barrels per day.

•

Anadarko (STACK/SCOOP) (various royalty rates) – Higher production and new mineral royalty purchases increased revenue year-over-year. Rig activity is, on average, at or ahead of our original expectations and royalty revenue is expected to increase.

•

Permian (Midland/Delaware) (various royalty rates) – A second transaction on the Delaware side of the Permian Basin was closed in February 2018. Rig activity is ahead of original expectations and royalty revenue is expected to increase.

Shareholder Information

The complete Consolidated Annual Financial Statements and Management's Discussion and Analysis can be found today on Franco‑Nevada's website at www.franco-nevada.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The 2018 Asset Handbook will be released at the beginning of April 2018.

Management will host a conference call tomorrow, Thursday, March 8, 2018 at 10:00 a.m. Eastern Time to review Franco‑Nevada's 2017 results, as well as discuss the 2018 and five-year outlook.

Interested investors are invited to participate as follows:

•	Via Conference Call: Toll-Free: (888) 231‑8191; International: (647) 427‑7450
•	Conference Call Replay until March 15: Toll-Free (855) 859‑2056; Toronto (416) 849‑0833; Pass code 9393915
•	Webcast: A live audio webcast will be accessible at www.franco-nevada.com

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and stream company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies. Franco-Nevada is debt free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell	Sandip Rana
Director, Corporate Affairs	Chief Financial Officer

(416) 306‑6328	(416) 306‑6303
info@franco-nevada.com

NON-IFRS MEASURES: Adjusted Net Income and Adjusted EBITDA are intended to provide additional information only and do not have any standardized meaning prescribed under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS measures, please refer to pages 39 to 41 of the Company's current MD&A disclosure found in this Annual Report and on the Company's website, on SEDAR and on EDGAR. Comparative information has been recalculated to conform to current presentation.

1GEOs include our gold, silver, platinum, palladium and other mineral assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Platinum, palladium, silver and other minerals are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The gold price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average for the month, quarter, or year in which the mineral was produced or sold. For Q4/2017, the average commodity prices were as follows: $1,274 gold (2016 - $1,218), $16.70 silver (2016 - $17.18), $920 platinum (2016 - $944) and $993 palladium (2016 - $684). For 2017, the average commodity prices were as follows: $1,257 gold (2016 - $1,248), $17.05 silver (2016 - $17.20), $948 platinum (2016 - $987) and $870 palladium (2016 - $613).

2Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and EPS: income tax expense/recovery; finance expenses; finance income; depletion and depreciation; non-cash costs of sales; impairment charges related to royalty, stream and working interests and investments; gains/losses on sale of royalty interests; gains/losses on investments; and foreign exchange gains/losses and other income/expenses.

3Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and earnings per share (“EPS”): foreign exchange gains/losses and other income/expenses; impairment charges related to royalty, stream and working interests and investments; gains/losses on sale of royalty interests; gains/losses on investments; unusual non-recurring items; and the impact of income taxes on these items.

Please refer to Cautionary Statement on Forward-Looking Information on page 42 of this Annual Report.

5

Management's Discussion and Analysis

This Management's Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to Franco-Nevada as at March 7, 2018 and should be read in conjunction with Franco-Nevada's audited consolidated financial statements and related notes as at and for the year ended December 31, 2017 and 2016. The audited consolidated financial statements and MD&A are presented in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the “Cautionary Statement on Forward-Looking Information” at the end of this MD&A and to consult Franco-Nevada's audited consolidated financial statements for the years ended December 31, 2017 and 2016 and the corresponding notes to the financial statements which are available on our website at www.franco-nevada.com,  on SEDAR at www.sedar.com and in our most recent Form 40‑F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov.

Additional information related to Franco-Nevada, including our Annual Information Form, is available on SEDAR at www.sedar.com,  and our Form 40‑F is available on EDGAR at www.sec.gov. These documents contain descriptions of certain of Franco-Nevada's producing and advanced royalty and stream assets, as well as a description of risk factors affecting the Company. For additional information, our website can be found at www.franco-nevada.com.

Table Of Contents

7	BUSINESS OVERVIEW AND STRATEGY
8	HIGHLIGHTS
11	GUIDANCE
12	MARKET OVERVIEW
13	SELECTED FINANCIAL INFORMATION
14	REVENUE BY ASSET
17	OVERVIEW OF FINANCIAL PERFORMANCE – Q4/2017 TO Q4/2016
24	OVERVIEW OF FINANCIAL PERFORMANCE – 2017 TO 2016
30	SUMMARY OF QUARTERLY INFORMATION
31	BALANCE SHEET REVIEW
32	LIQUIDITY AND CAPITAL RESOURCES
35	CRITICAL ACCOUNTING ESTIMATES
38	OUTSTANDING SHARE DATA
38	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
39	NON-IFRS FINANCIAL MEASURES
42	CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Abbreviations used in this report

The following abbreviations may be used throughout this MD&A:

Abbreviated Definitions

Periods under review		Interest types		Measurement

"YTD/2017"	The twelve-month period ended December 31, 2017	"NSR"	Net smelter return royalty	"GEO"	Gold equivalent ounces
"Q4/2017"	The three-month period ended December 31, 2017	"GR"	Gross royalty	"oz"	Ounce
"Q3/2017"	The three-month period ended September 30, 2017	"ORR"	Overriding royalty	"oz Au"	Ounce of gold
"Q2/2017"	The three-month period ended June 30, 2017	"GORR"	Gross overriding royalty	"oz Ag"	Ounce of silver
"Q1/2017"	The three-month period ended March 31, 2017	"FH"	Freehold or lessor royalty	"oz Pt"	Ounce of platinum
"Q4/2016"	The three-month period ended December 31, 2016	"NPI"	Net profits interest	"oz Pd"	Ounce of palladium
		"NRI"	Net royalty interest	"LBMA"	London Bullion Market Association
Places and currencies		"WI"	Working interest	"bbl"	Barrel
"U.S."	United States			"boe"	Barrels of oil equivalent
"$" or "USD"	United States dollars			"WTI"	West Texas Intermediate
"C$" or "CAD"	Canadian dollars

6	FNV TSX NYSE	The Gold Investment that WORKS	2017 Annual Report

Business Overview and Strategy

Franco-Nevada is the leading gold-focused royalty and stream company by both gold revenue and number of gold assets. The Company has the largest and most diversified portfolio of royalties and streams by commodity, geography, revenue type and stage of project. The portfolio is actively managed with the aim to maintain over 80% of revenue from precious metals (gold, silver & PGM).

Franco-Nevada Asset Count at March 7th, 2018
	Precious Metals	Other Minerals	Oil & Gas	TOTAL
Producing	43	7	57	107
Advanced	29	7	—	36
Exploration	138	70	25	233
TOTAL	210	84	82	376

The Company does not operate mines, develop projects or conduct exploration. Franco-Nevada's business model is focused on managing and growing its portfolio of royalties and streams. The advantages of this business model are:

•	Exposure to precious metals price optionality;
•	A perpetual discovery option over large areas of geologically prospective lands with no additional cost other than the initial investment;
•	Limited exposure to many of the risks associated with operating companies;
•	A free cash-flow business with limited cash calls;
•	A high-margin business that can generate cash through the entire commodity cycle;
•	A scalable and diversified business in which a large number of assets can be managed with a small stable overhead; and
•	A forward-looking business in which management focuses on growth opportunities rather than operational or development issues.

Franco-Nevada's financial results in the short-term are primarily tied to the price of commodities and the amount of production from its portfolio of producing assets. Financial results have also been supplemented by acquisitions of new producing assets. Over the longer-term, results are impacted by the availability of exploration and development capital applied by other companies to expand or extend Franco-Nevada's producing assets or to advance Franco-Nevada's advanced and exploration assets into production.

Franco-Nevada has a long-term investment outlook and recognizes the cyclical nature of the industry. Franco-Nevada has historically operated by maintaining a strong balance sheet so that it can make investments during commodity cycle downturns.

Franco-Nevada's shares are listed on the Toronto and New York stock exchanges under the symbol FNV. An investment in Franco-Nevada's shares is expected to provide investors with yield and exposure to gold price and exploration optionality while limiting exposure to many of the risks of operating companies. Since its Initial Public Offering (“IPO”) ten years ago, Franco-Nevada has increased its dividend annually and its share price has outperformed the gold price and all relevant gold equity benchmarks.

Franco-Nevada's revenue is generated from various forms of agreements, ranging from net smelter return royalties, streams, net profits interests, net royalty interests, working interests and other. For definitions of the various types of agreements, please refer to our most recent Annual Information Form filed on SEDAR at www.sedar.com or our Form 40‑F filed on EDGAR at www.sec.gov.

7

Highlights

Financial Update – Q4/2017

•	119,839 GEOs(1) recognized in revenue in Q4/2017, a decrease of 1.7% from 121,910 GEOs in Q4/2016;
•	$167.2 million in revenue, an increase of 7.7% from revenue of $155.3 million in Q4/2016;
•	$128.0 million, or $0.69 per share, of Adjusted EBITDA(2) in Q4/2017, an increase of 4.7% from $122.2 million or $0.69 per share, in Q4/2016;
•	76.6% in Margin(2), compared to 78.7% in Q4/2016;
•

$43.5 million, or $0.23 per share, in net income for Q4/2017, compared to a loss of $4.5 million, or $0.03 per share, in Q4/2016. The Q4/2016 net loss includes an impairment of $67.4 million on the Company's Cooke 4 stream;

•	$52.1 million, or $0.28 per share, in Adjusted Net Income(2) in Q4/2017, an increase of 21.4% compared to $42.9 million, or $0.24 per share, in Q4/2016;
•	$126.3 million in net cash provided by operating activities in Q4/2017, an increase of 3.6% compared to $121.9 million in Q4/2016;
•

$43.2 million in dividends paid in Q4/2017, of which $31.8 million was paid in cash and $11.4 million was paid in common shares issued under the Company's Dividend Reinvestment Plan (“DRIP”), compared to $39.7 million in dividends paid in Q4/2016; and

•

$1.9 billion in available capital at December 31, 2017, comprising of $593.8 million of working capital, $168.1 million in marketable equity securities, and $1.1 billion available under the Company's credit facility.

1

GEOs include our gold, silver, platinum, palladium and other mineral assets, and do not include Oil & Gas assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other minerals are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The gold price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average for the month, quarter, or year in which the mineral was produced or sold. For illustrative purposes, please refer to average commodity price tables on pages 17 and 24 of this MD&A for indicative prices which may be used in the calculation of GEOs.

2

Adjusted Net Income, Adjusted EBITDA and Margin are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 39‑41 of this MD&A.

8	FNV TSX NYSE	The Gold Investment that WORKS	2017 Annual Report

Financial Update – 2017

•	497,745 GEOs recognized in revenue in 2017, an increase of 7.2% from 464,383 GEOs in 2016;
•	$675.0 million in revenue in 2017, an increase of 10.6% from revenue of $610.2 million in 2016;
•	$516.1 million, or $2.82 per share, in Adjusted EBITDA in 2017, an increase of 5.5% from $489.1 million, or $2.79 per share, in 2016;
•	76.5% in Margin in 2017, compared to 80.2% in 2016;
•	$194.7 million, or $1.06 per share, in net income in 2017, an increase of 59.3% compared to net income of $122.2 million, or $0.70 per share, in 2016;
•	$198.3 million, or $1.08 per share, in Adjusted Net Income in 2017, an increase of 20.6% compared to $164.4 million, or $0.94 per share, in 2016;
•	$488.6 million in net cash provided by operating activities in 2017, compared to $471.0 million in 2016; and
•

$167.9 million in dividends paid in 2017, which included cash dividends of $125.6 million and $42.1 million in issued common shares under the Company's DRIP, compared to $156.8 million in dividends paid in 2016.

Corporate Development

Acquisition of Bowen Basin Coal Royalties, Australia

Subsequent to year-end, on February 28, 2018, Franco-Nevada, through a wholly-owned subsidiary, acquired a portfolio of metallurgical coal royalties located in the Bowen Basin of Queensland, Australia for a cash consideration of $A4.2 million. The portfolio includes certain claims that comprise the producing Moorvale mine, Olive Downs project which had filed permitting applications, and another 33 exploration tenements. The Bowen Basin Coal royalty is a production payment of $A0.10 per tonne, adjusted for consumer price index changes since December 31, 1997.

Additional Acquisition and Funding of Cobre Panama, Panama

The Company has a precious metals stream agreement for First Quantum Minerals Ltd.'s (“First Quantum”) Cobre Panama project (“Cobre Panama”). Cobre Panama, which is located in Panama, is in the construction phase. Under the terms of the agreement, Franco-Nevada is funding a deposit of $1.0 billion against future deliveries of gold and silver from Cobre Panama. The deposit is funded on a pro-rata basis of 1:3 with First Quantum's 80% share of the capital costs in excess of $1.0 billion. During the quarter, the Company funded an additional $89.4 million of its share of construction capital, for a total of $264.4 million in 2017, with respect to its initial $1.0 billion commitment. As at December 31, 2017, the Company had funded a cumulative total of $726.6 million. Franco-Nevada expects to contribute between $230 million and $250 million of the $1.0 billion deposit in 2018.

On September 7, 2017, the Company agreed to terms with First Quantum to purchase an additional precious metals stream from Cobre Panama for a purchase price of $178.0 million. This agreement was expanded to $356.0 million and signed on January 22, 2018 to also include a precious stream on the 10% indirect interest held by Korea Resources Corp. (“KORES”). The purchase price of $356.0 million is payable as a one-time advance payment upon closing of the transaction which is expected to occur before the end of March. No additional pro-rata funding commitments will apply to the additional stream. The terms of the additional stream, other than the ongoing price, will be similar to the existing stream on Cobre Panama, including initially linking precious metals deliveries to copper in concentrate shipped for approximately the first 25 years of production. The ongoing price payable by the Company, during the currently planned mine life will be 20% of the LBMA gold and silver price for each ounce of gold and silver.

First Quantum reported that as of the end of Q4/2017, Cobre Panama is 70% complete and an initial 15% expansion to the throughput capacity has been approved. Additionally, Cobre Panama remains scheduled for phased commissioning during 2018, with continued ramp-up over 2019. Estimated total capital costs were revised to $6.3 billion. Estimated capital expenditures for 2018 are $1.18 billion.

Acquisition of U.S. Oil & Gas Royalties – Delaware, Texas

Subsequent to year-end, on February 20, 2018, the Company purchased a royalty portfolio in the Delaware Basin, which represents the western portion of the Permian Basin for $101.3 million. The royalties are derived principally from mineral title which provides a perpetual interest in royalty lands. The transaction entitles the Company to royalties effective October 1, 2017. No amounts have been recorded in the statement of income and comprehensive income as of December 31, 2017. Prior to year-end, the Company advanced $11.0 million into escrow in respect of this transaction which was included in Royalty, stream and working interests, net on the statements of financial position as at December 31, 2017.

9

Acquisition of U.S. Oil & Gas Royalties – STACK, Oklahoma

On November 1, 2017, the Company, through a wholly-owned U.S. subsidiary, purchased for $27.6 million, a second package of mineral titles and royalty rights in the core of the Sooner Trend, Anadarko Basin, Canadian and Kingfisher counties (“STACK”) shale play in Oklahoma from a private company. This transaction complements our existing position acquired in late 2016 in one of the leading shale plays in the U.S. Franco-Nevada has the right to royalties on production beginning from June 1, 2017. Revenue from the royalties attributable to the mineral title is expected to grow with further development of the play.

On December 19, 2016, Franco-Nevada, through a wholly-owned U.S. subsidiary, acquired its initial package of mineral title and royalty rights in STACK for a price of $100.0 million. The two primary operators of the lands are Newfield Exploration Company and Devon Energy Corporation. The royalties consist of mineral title rights and GORRs which apply to approximately 1,200 acres (net after royalties) that, with pooling, provides exposure to an estimated gross acreage of 74,880 acres with an estimated average royalty rate of 1.61%.

Acquisition of Canadian Oil & Gas Royalties – Orion Thermal Project, Alberta

On September 29, 2017, Franco-Nevada acquired a 4% GORR on the Clearwater formation within the Orion Thermal project (“Orion”) in the Cold Lake region of Alberta from Osum Oil Sands Corp. (“Osum”) for a cash consideration of $74.1 million (C$92.5 million).

Acquisition of Railroad Royalty – Carlin Trend, Nevada

On May 26, 2017, Franco-Nevada, through a wholly-owned U.S. subsidiary, acquired an existing 1% NSR on certain claims that comprise the Railroad deposit located on the Carlin Trend in north-central Nevada for a cash consideration of $0.9 million.

Acquisition of U.S. Oil & Gas Royalties – Midland Basin, Texas

On March 13, 2017, Franco-Nevada, through a wholly-owned U.S. subsidiary, entered into an agreement to purchase a royalty portfolio in the Midland Basin of West Texas for $110.0 million. Following completion of due diligence, the first part of the portfolio was acquired for $89.8 million and closed on May 24, 2017. The second part of the portfolio closed on August 8, 2017. The total purchase price was $114.6 million including adjustments for title due diligence and the acquisition of the second part of the portfolio.

The Midland Basin forms the eastern portion of the broader Permian Basin and represents one of the most active and profitable oil plays in North America. The royalties consist of approximately 97% mineral title rights, along with some GORRs, which apply to approximately 908 acres (net after royalties) that, with pooling, provides exposure to an estimated gross acreage of 675,000 acres (a significant portion of the overall Midland Basin) at an estimated average royalty rate of 0.14%. The royalties are subject to a diverse operator base, which is anchored by Pioneer Natural Resources. Royalty revenue is expected to grow in future years as horizontal drilling activity in the area continues to ramp up.

Buy-Back of Kirkland Lake Gold Royalty

In October 2016, Kirkland Lake Gold Inc. (“Kirkland Lake”) exercised its option to buy back 1.0% of an overlying 2.5% NSR for aggregate cash consideration of $30.3 million ($36.0 million less royalty proceeds previously received attributable to the buy-back portion of the NSR). The Company recognized a gain on disposal of $14.1 million in the consolidated statement of income and comprehensive income (loss) for the year ended December 31, 2016.

Restructuring of Existing Royalties and Acquisition of Shares - Castle Mountain, California

On June 16, 2016, Franco-Nevada and NewCastle Gold Ltd. (“NewCastle”) completed the restructuring of Franco-Nevada's existing royalties at the Castle Mountain gold project in California, U.S., into a single 2.65% royalty covering a larger property for C$2.2 million in cash.

In addition the Company purchased 3,636,364 common shares of NewCastle and 1,818,182 common share purchase warrants for C$1.2 million. Each common share purchase warrant is exercisable to acquire one common share at a price of C$0.64 for a period of five years, expiring on May 9, 2021.

On December 22, 2017, NewCastle, Anfield Gold Corp. and Trek Mining Inc. combined their business to create Equinox Gold Corp. (“Equinox Gold”). The Company received 0.873 Equinox Gold common shares and warrants for each NewCastle common share and warrant held, respectively. The Company recorded a gain on the consolidated statements of income and comprehensive income for the year ended December 31, 2017 of $1.5 million, net of tax, in respect to the exchange of the shares. The Company currently holds 3,174,545 common shares and 1,587,272 warrants in Equinox Gold.

10	FNV TSX NYSE	The Gold Investment that WORKS	2017 Annual Report

Impairment of Cooke 4

On October 27, 2016, Sibanye Gold Limited (“Sibanye”) announced that it had ceased production at the Cooke 4 underground operation. Management assessed the cessation of operations as an indicator of impairment, and accordingly, performed an impairment assessment. The Company recorded an impairment charge of $67.4 million in its statement of income and comprehensive income (loss) for the year ended December 31, 2016.

Termination of Palmarejo Gold Stream and Commencement of Guadalupe-Palmarejo Gold Stream

In October 2014, Franco-Nevada agreed with Coeur Mining Inc. (“Coeur”) to terminate the Palmarejo gold stream agreement following the completion of the 400,000 ounce minimum obligation in exchange for a cash payment to Franco-Nevada of $2.0 million. In July 2016, Coeur met the minimum ounce obligation and the Palmarejo agreement was terminated. Deliveries of gold ounces from the Palmarejo project have started under a new agreement with Coeur, the Guadalupe-Palmarejo gold stream agreement, pursuant to which Coeur delivers 50% of its gold production from the Palmarejo project at an ongoing cost of $800 per ounce (no inflation adjustment). As part of the Guadalupe-Palmarejo agreement, Franco-Nevada provided an upfront deposit of $22.0 million to partially fund the development of the Guadalupe underground mine.

Acquisition of Antapaccay Precious Metals Stream

On February 26, 2016, the Company acquired a $500.0 million precious metal stream from Glencore plc with reference to production from the Antapaccay mine located in Peru. Under the stream agreement, gold and silver deliveries are initially referenced to copper in concentrate shipped. The Company will receive 300 ounces of gold and 4,700 ounces of silver for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold and 10.0 million ounces of silver have been delivered. Thereafter, the Company will receive 30% of the gold and silver shipped. The Company pays an on-going price of 20% of the spot price of gold and silver until 750,000 ounces of refined gold and 12.8 million ounces of refined silver have been delivered. Thereafter, the on-going price will increase to 30% of the spot price of gold and silver.

Financing

On March 22, 2017, the Company extended the maturity term of its existing $1 billion credit facility, from November 12, 2020 to March 22, 2022. Subsequent to year-end, on March 7, 2018, the Company further extended the maturity term of its credit facility from March 22, 2022 to March 22, 2023.

On March 20, 2017, Franco-Nevada's subsidiary, Franco-Nevada (Barbados) Corporation, entered into an unsecured revolving credit facility (the “FNBC Credit Facility”). The FNBC Credit Facility provides for the availability over a one-year period of up to $100.0 million in borrowings. Refer to “Liquidity and Capital Resources” for details. Subsequent to year-end, on February 21, 2018, the FNBC Credit Facility's maturity term was extended by one year from March 20, 2018 to March 20, 2019.

On February 19, 2016, the Company completed a bought-deal financing with a syndicate of underwriters for 19.2 million common shares at $47.85 per common share. The net proceeds to the Company were $883.5 million after deducting share issue costs and expenses of $36.6 million.

Guidance

The following contains forward-looking statements. Reference should be made to the “Cautionary Statement on Forward-Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements below, please see the “Cautionary Statement” and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and our most recent Form 40‑F filed with the Securities and Exchange Commission on www.sec.gov. 2018 guidance is based on assumptions including the forecasted state of operations from our assets based on the public statements and other disclosures by the third-party owners and operators of the underlying properties (subject to our assessment thereof).

For 2018, the Company is pleased to provide the following guidance:

	2018 Guidance	2017 Actual	2016 Actual
Mineral assets - GEO production(1),(2)	460,000 - 490,000 GEOs	497,745 GEOs	464,383 GEOs
Oil & Gas assets - Revenue(3)	$50.0 million - $60.0 million	$47.0 million	$30.1 million

1	Of the 460,000 to 490,000 GEOs, Franco-Nevada expects to receive 305,000 to 335,000 GEOs under its various stream agreements, compared to 350,827 GEOs in 2017.
2	In forecasting GEOs for 2018, gold, silver, platinum and palladium metals have been converted to GEOs using commodity prices of $1,300/oz Au, $17.00/oz Ag, $950/oz Pt and $1,050/oz Pd.
3

In forecasting revenue from Oil & Gas assets for 2018, the WTI oil price is assumed to average $55 per barrel with a $4.80 per barrel price differential between the Edmonton Light and realized prices for Canadian oil.

11

More specifically, we expect the following with respect to our key asset categories for 2018:

•

Precious Metals – Latin America: GEOs from Latin America are expected to decrease, reflecting decreased production from Candelaria as 2018 is a transition year as Lundin Mining implements its revised mine plan. Over the life of mine, Franco-Nevada will receive higher cumulative precious metals ounces, than previously expected based on the November 30, 2017 technical report. Less gold ounces from Guadalupe-Palmarejo are expected as 2017 was a very strong production year. These decreases in GEOs will be partially offset by a production increase from Antapaccay as the mine sequencing moves to a new phase of production with higher grades. Guidance for 2018 assumes no GEOs will be realized from Cobre Panama before year end.

•

Precious Metals – U.S.: GEOs from U.S. gold assets are expected to be slightly lower in 2018 compared to 2017. Lower production is expected at South Arturo due to the end of mining in Phase 2 and the beginning of stripping in phase 1 and El Nino. Bald Mountain's production is anticipated to be lower in 2018 due to the transitioning of mining from the Top pit to Vantage basin. This will be partly offset by higher production from Goldstrike, as a result of mine sequencing.

•	Precious Metals – Canada: GEOs earned from Canadian assets in 2018 are expected to increase, reflecting increased production from Detour, Hemlo, Sudbury and Golden Highway.
•

Precious Metals – Rest of World:  GEOs from Rest of World assets are forecasted to increase compared to 2017, reflecting production increases from Tasiast and Subika due to recently completed expansions partially being offset by a production decrease from Mine Waste Solutions (“MWS”) as 2017 was an exceptionally strong year.

•	Other Minerals: GEOs from other minerals are expected to be slightly lower in 2018.
•	Oil & Gas: Oil & gas revenues are expected to increase in 2018 compared to 2017, as a result of an increase in revenue primarily from Weyburn and Orion Thermal Project.

We expect to fund between $230 to $250 million of the Cobre Panama precious metals stream deposit in 2018, exclusive of the $356.0 million to be funded pursuant to the closing of the additional stream. In 2017, the Company funded a total of $264.4 million, for a total of $726.6 million of its $1 billion commitment.

In addition, the Company estimates depletion and depreciation expense to be $250.0 million to $280.0 million for 2018.

Franco-Nevada strives to generate greater than 80% of revenue from precious metals over a long-term horizon which includes gold, silver and PGM. In the short-term, we may diverge from the long-term target based on opportunities available. With 90.3% of revenue earned from precious metals in 2017, the Company has the flexibility to consider diversification opportunities outside of the precious metals' space and increase its exposure to other commodities.

Market Overview

The prices of precious metals, gold in particular, are the largest factors in determining profitability and cash-flow from operations for Franco-Nevada. Historically, the price of gold has been subject to volatile price movements and is affected by numerous macroeconomic and industry factors that are beyond the Company's control. Major influences on the gold price include macroeconomic factors such as the level of interest rates, inflation expectations, currency exchange rate fluctuations including the relative strength of the U.S. dollar, and the supply of and demand for gold.

Commodity price volatility also impacts the number of GEOs contributed by non-gold mineral assets when converting silver, platinum, palladium and other minerals to GEOs. Silver, platinum, palladium and other minerals are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The gold price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average for the month, quarter, or year in which the mineral was produced or sold.

The gold price ended the year 2017 at $1,291/oz, approximately 12.7% higher than at the end of 2016. During Q4/2017, gold traded between $1,151/oz and $1,346/oz with an average price of $1,274/oz. This compares to an average gold price of $1,218/oz for Q4/2016, an increase of 4.6%. For the year 2017, average gold prices traded between $1,077/oz and $1,366/oz with an average price of $1,257/oz. This compares to an average gold price of $1,248/oz for the year ended December 31, 2016, an increase of 0.7%.

Silver prices averaged $17.05/oz in 2017 compared to $17.20/oz in 2016, a decrease of less than 1%. Silver prices averaged $16.70/oz in Q4/2017, compared to $17.18/oz in Q4/2016, a decrease of 2.8%.

Platinum and palladium prices averaged $920/oz and $993/oz, respectively in Q4/2017, compared to $944/oz and $684/oz, respectively, for Q4/2016, a decrease of 2.5% and an increase of 45.2% year-over-year, respectively. Platinum prices averaged $948/oz compared to $987/oz in 2016, a decrease 3.9% year-over-year. Palladium prices averaged $870/oz compared to $613/oz in 2016, an increase of 41.9% year-over-year.

12	FNV TSX NYSE	The Gold Investment that WORKS	2017 Annual Report

The Company continued to deliver strong results reflecting the performance of our mineral assets. One of the strengths of the Franco-Nevada business model is that our business is not impacted when producer costs increase as long as the producer continues to operate. Royalty and stream payments/deliveries are based on production levels of the underlying operations with no adjustments for the operator's operating costs, with the exception of NPI and NRI royalties, which are based on the profit of the underlying mining operation. Profit-based royalties accounted for approximately 5.6% of total revenues in Q4/2017, and 5.5% for full year 2017.

Selected Financial Information

	For the year ended
(in millions, except Average Gold Price,	December 31,
GEOs, Margin and per share amounts)	2017	2016	2015

Statistical Measures
Average Gold Price	$1,257	$1,248	$1,160
GEOs sold(1)	497,745	464,383	360,070

Statement of Income and Other Comprehensive Income
Revenue	$675.0	$610.2	$443.6
Depletion and depreciation	273.0	273.8	216.3
Cost of sales	142.0	105.8	93.1
Operating income	235.4	155.4	51.3
Net income	194.7	122.2	24.6
Basic earnings per share	$1.06	$0.70	$0.16
Diluted earnings per share	$1.06	$0.69	$0.16

Dividends declared per share	$0.91	$0.87	$0.83
Dividends declared (including DRIP)	$167.9	$156.8	$129.0
Weighted average shares outstanding	182.9	175.2	156.9

Non-IFRS Measures
Adjusted EBITDA(2)	$516.1	$489.1	$337.1
Adjusted EBITDA(2) per share	$2.82	$2.79	$2.16
Margin(2)	76.5%	80.2%	76.0%
Adjusted Net Income(2)	$198.3	$164.4	$88.9
Adjusted Net Income per share	$1.08	$0.94	$0.57

Statement of Cash Flows
Net cash provided by operating activities	$488.6	$471.0	$314.3
Net cash used in investing activities	$(500.9)	$(689.8)	$(1,106.1)
Net cash (used in) provided by financing activities	$239.7	$321.7	$374.1

	As at	As at	As at
	December 31,	December 31,	December 31,
	2017	2016	2015
Statement of Financial Position
Cash and cash equivalents	$511.1	$253.0	$149.2
Total assets	4,788.4	4,221.6	3,674.3
Deferred income tax liabilities	60.3	37.5	33.2
Total shareholders' equity	4,705.5	4,146.5	3,163.0
Working capital	593.8	323.6	253.9

1

Refer to Note 1 at the bottom of page 8 of this MD&A for the methodology for calculating GEOs, and, for illustrative purposes, to the average commodity price table on pages 17 and 24 of this MD&A for indicative prices which may be used in the calculations of GEOs.

2

Adjusted EBITDA, Margin and Adjusted Net Income are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 39‑41 of this MD&A.

13

Revenue by Asset

Our portfolio is well-diversified with GEOs and revenue being earned from 48 mineral assets and 63 oil & gas interests in various jurisdictions. The following table details revenue earned from our various royalty, stream and working interests for the three months and year ended December 31, 2017 and 2016:

		For the three months		For the year ended
(expressed in millions)		ended December 31,		December 31,
Property	Interest	2017	2016	2017	2016
PRECIOUS METALS
Latin America
Candelaria	Stream 68%	$18.1	$23.7	$105.2	$88.5
Antapaccay	Stream (indexed)	25.0	27.2	90.2	92.5
Antamina	Stream 22.5%	16.3	12.2	62.9	75.0
Guadalupe-Palmarejo(2)	Stream 50%	17.5	8.3	65.5	44.6
Other		0.5	0.7	2.2	3.1
United States
Goldstrike	NSR 2‑4%, NPI 2.4‑6%	$4.4	$3.1	$16.8	$22.9
Stillwater	NSR 5%	5.2	3.8	20.6	14.6
Gold Quarry	NSR 7.29%	3.6	3.6	14.2	14.0
Marigold	NSR 1.75‑5%, GR 0.5‑4%	2.7	3.1	10.3	10.1
Fire Creek/Midas	Fixed to 2018 / NSR 2.5%	4.3	1.5	11.0	9.2
Bald Mountain	NSR/GR 0.875‑5%	2.1	1.3	6.4	3.9
South Arturo	GR 4‑9%	0.8	10.7	10.7	13.8
Other		1.5	0.7	3.8	2.5
Canada
Sudbury	Stream 50%	$7.9	6.0	30.3	$30.4
Detour Lake	NSR 2%	4.3	3.8	14.3	13.3
Golden Highway	NSR 2‑15%	2.4	2.7	8.7	10.7
Hemlo	NSR 3%, NPI 50%	0.8	7.2	4.4	12.7
Musselwhite	NPI 5%	0.8	2.0	3.8	5.1
Kirkland Lake(1)	NSR 1.5‑5.5%, NPI 20%	1.1	1.0	4.1	5.2
Timmins West	NSR 2.25%	0.7	0.9	3.4	3.2
Canadian Malartic	GR 1.5%	0.4	0.3	2.0	2.1
Other		0.1	0.1	0.1	0.2
Rest of World
MWS	Stream 25%	$9.2	$5.5	$35.8	$27.1
Sabodala	Stream 6%, Fixed to 2019	7.1	4.6	30.5	26.0
Karma	Stream 4.875%, Fixed to 75koz	5.6	3.0	23.0	14.4
Tasiast	NSR 2%	1.4	1.6	6.2	4.4
Subika	NSR 2%	1.7	1.4	6.6	4.8
Duketon	NSR 2%	1.6	1.8	6.7	7.2
Edikan	NSR 1.5%	1.0	0.6	3.7	3.1
Other		1.1	0.3	6.4	6.9
		$149.2	$142.7	$609.8	$571.5
Other Minerals		$4.0	$2.2	$18.2	$8.6
Oil & Gas
Weyburn	NRI 11.71%, ORR 0.44%, WI 2.56%	$8.8	$7.9	$32.2	$23.6
Orion	GORR 4%	1.2	—	1.5	—
Anadarko (STACK/SCOOP)	Various Royalty Rates	1.4	0.9	3.4	0.9
Permian (Midland/Delaware)	Various Royalty Rates	0.8	—	2.3	—
Other		1.8	1.6	7.6	5.6
		$14.0	$10.4	$47.0	$30.1
Revenue		$167.2	$155.3	$675.0	$610.2

1	In October 2016, the overlying NSR on the Kirkland Lake Gold properties was reduced from 2.5% to 1.5% pursuant to Kirkland Lake's buy-back of 1% of the NSR.
2	In July 2016, Coeur met its obligation to deliver 400,000 ounces under the Palmarejo agreement. Deliveries under the new Guadalupe-Palmarejo agreement commenced in Q4/2017.

14	FNV TSX NYSE	The Gold Investment that WORKS	2017 Annual Report

Franco-Nevada realized record growth from its mineral assets in 2017, both in revenue and GEOs, reflecting the performance of our mineral asset portfolio as well as accretion from recent acquisitions.

Significant Mineral Interests

The most significant mineral assets which contributed to our 2017 performance included the following:

Antapaccay

The Company owns a gold and silver stream with reference to production from the Antapaccay mine, located in Peru. Under the stream agreement, gold and silver deliveries are initially referenced to copper in concentrate shipped. Franco-Nevada will receive 300 ounces of gold and 4,700 ounces of silver for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold and 10 million ounces of silver have been delivered. Thereafter, Franco-Nevada will receive 30% of the gold and silver in concentrate shipped. Franco-Nevada will initially pay an on-going price of 20% of the spot price of gold and silver until 750,000 ounces of refined gold and 12.8 million ounces of refined silver have been delivered. Thereafter, the on-going price will increase to 30% of the spot price of gold and silver. As at December 31, 2017, Antapaccay has delivered 119,420 ounces of gold, and 1.9 million ounces of silver since the stream was acquired in February 2016. These deliveries converted to 71,183 (2016 – 73,612) GEOs for 2017.

Candelaria

The Company owns a 68% gold and silver stream on Lundin Mining Corporation's Candelaria mine in Chile. The stream will reduce to 40% after 720,000 ounces of gold and 12 million ounces of silver have been delivered to Franco-Nevada. Franco-Nevada will pay an ongoing price equal to the lesser of $400 per ounce of gold and $4.00 per ounce of silver or the then prevailing spot price for gold and silver for each ounce delivered under the stream. This price will escalate by 1% per annum following the third anniversary of the closing. As at December 31, 2017, Candelaria has delivered 212,043 ounces of gold and 3.7 million ounces of silver since the stream was acquired in November 2014. Deliveries received in 2017 converted to 81,578 (2016 - 73,410) GEOs and 83,610 (2016 - 71,378) GEOs were sold in 2017.

Antamina

The Company owns a silver stream on Teck Resources Limited's 22.5% interest in the Antamina mine located in Peru, subject to a fixed silver payability of 90%. Franco-Nevada pays 5% of the spot silver price for each ounce of silver delivered under the stream. The stream will reduce by one-third after 86 million ounces have been delivered under the stream agreement. As at December 31, 2017, Antamina has delivered 9.1 million ounces of silver since the stream was acquired in October 2015. Deliveries in 2017 converted to 49,656 (2016 – 60,273) GEOs.

15

Guadalupe-Palmarejo

Until July 2016, the Company owned a 50% gold stream on the Palmarejo silver and gold project. The Palmarejo stream covered 50% of the gold production from the Palmarejo project, included a monthly minimum of 4,167 ounces and was capped at 400,000 ounces. The Company paid Coeur the lesser of $400 per ounce, subject to an annual 1% inflation adjustment commencing in January 2013, and the prevailing spot price, for each ounce of gold delivered under the stream agreement. In July 2016, the 400,000 minimum ounce obligation was met at which point the Palmarejo stream was terminated and the Guadalupe-Palmarejo stream became effective. Franco-Nevada believes the new agreement improves mine economics for Coeur and extends the mine life of the entire Palmarejo operation. The $22.0 million deposit provided by Franco-Nevada was used to partially fund the development of the Guadalupe underground mine on the Palmarejo property. Ongoing payments will be equal to the lesser of $800 per ounce (no inflation adjustment) and the then prevailing spot price for gold for each ounce delivered under the new stream agreement. In 2017, the Company received 52,124 (2016 - 36,386) GEOs from the Guadalupe-Palmarejo stream. In Q4 2017, 13,741 (2016‑7,058) GEOs were delivered as part of the Guadalupe-Palmarejo agreement.

Mine Waste Solutions

The Company has an agreement to purchase 25% of gold produced from the project at $400 per ounce. In 2017, the Company received 27,094 (2016 – 22,919) ounces of gold and sold 28,397 (2016 – 21,616) under the MWS gold stream. The stream is capped at 312,500 gold ounces.

Sabodala

The Company owns a gold stream with fixed gold deliveries of 1,875 ounces per month until December 31, 2019. Thereafter, deliveries are 6% of gold produced. Franco-Nevada pays 20% of the prevailing market price at the time of delivery for every ounce of gold. In 2017, the Company received 22,500 (2016 – 22,500) GEOs and sold 24,375 (2016 – 20,625) GEOs under the Sabodala stream agreement.

Sudbury Basin

The Company has an agreement to purchase 50% of the gold equivalent ounces of the gold, platinum and palladium contained in ore mined and shipped from the KGHM International Ltd. operations in Sudbury, Ontario. The Company will pay for each gold equivalent ounce delivered, a cash payment of the lesser of $400 per ounce (subject to a 1% annual inflationary adjustment starting in July 2011) or the then prevailing market price per ounce of gold. In 2017, the Company received 23,123 (2016 – 23,539) GEOs from its Sudbury Basin assets.

Significant Mineral Interests – 2016

The most significant mineral assets which contributed to our 2016 performance were our Antapaccay stream (73,612 GEOs), Candelaria stream (71,378 GEOs), Antamina stream (60,273 GEOs), Guadalupe-Palmarejo stream (36,386 GEOs), and Sudbury Basin stream (23,539 GEOs).

Significant Oil & Gas Interests

The most significant Oil & Gas asset which contributed to our 2017 performance was the following:

Weyburn

The Weyburn Unit is located in Saskatchewan, Canada and is now operated by Whitecap Resources Inc. (previously operated by Cenovus Energy Inc.)  The Company holds an 11.71% NRI, a 0.44% royalty interest and a 2.56% working interest in the Weyburn Unit. The Company takes product-in-kind for the working interest and NRI portions of this production and markets it through a third-party. An NRI is a royalty interest that is paid net of operating and capital costs. In 2017, the Company recognized $32.2 million in revenue from its Weyburn interest.

Significant Oil & Gas Interests – 2016

In 2016, the Weyburn interest was also our most significant Oil & Gas asset, contributing $23.6 million in revenue.

Significant Projects Under Development

The Company's most significant mineral asset under development is the Cobre Panama gold and silver stream. Under its agreement with First Quantum, which owns 90% of the project, Franco-Nevada will provide a maximum of $1 billion in deposit pro-rata on a 1:3 ratio of First Quantum's share of the capital costs. According to First Quantum, the project was 70% complete with an initial 15% expansion to the throughput capacity approved as of year-end. Total estimated capital costs were revised to $6.3 billion. Cobre Panama is scheduled for a phased commissioning in late 2018 and continued ramp-up in 2019. At December 31, 2017, the Company has funded a total of $726.6 million of its $1 billion commitment.

16	FNV TSX NYSE	The Gold Investment that WORKS	2017 Annual Report

Overview of Financial Performance – Q4/2017 to Q4/2016

The prices of precious metals, oil and gas and the actual production from mineral and oil & gas assets are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. The following table summarizes average commodity prices and average exchange rate during the periods presented.

					QOQ	YOY
Quarterly average prices and rates		Q4/2017	Q3/2017	Q4/2016	(Q4/17‑Q3/17)	(Q4/17‑Q4/16)
Gold(1)	($/oz)	$1,274	$1,278	$1,218	(0.3%)	4.6%
Silver(2)	($/oz)	16.70	16.83	17.18	(0.8%)	(2.8%)
Platinum(3)	($/oz)	920	953	944	(3.4%)	(2.5%)
Palladium(3)	($/oz)	993	901	684	10.2%	45.2%

Edmonton Light	(C$/bbl)	66.78	57.28	60.70	16.6%	10.0%
Quality Differential	(C$/bbl)	(3.97)	(4.23)	(5.83)	(6.1%)	(31.9%)
Realized oil price	(C$/bbl)	62.81	53.05	54.87	18.4%	14.5%

CAD/USD exchange rate(4)		0.7867	0.8000	0.7496	(1.7%)	4.9%

1	Based on LBMA Gold Price PM Fix.
2	Based on LBMA Silver Price.
3	Based on London PM Fix.
4	Based on Bank of Canada daily exchange rates (2016 – Bank of Canada noon rates).

Revenue and Gold Equivalent Ounces

Revenue for Q4/2017 was $167.2 million compared with $155.3 million for Q4/2016, an increase of 7.7%. The increase year-over-year is due to higher average gold and palladium prices offset by a 1.7% decrease in GEOs sold and a decline in the average silver and platinum prices in Q4/2017. A total of 119,839 GEOs were sold in Q4/2017 compared to 121,910 GEOs sold in Q4/2016. Of this $167.2 million in revenue, precious metals revenue comprised 89.2%, compared to 91.9% in Q4/2016, while revenue from the Americas was 82.1%, compared to 87.2% in Q4/2016.

17

The following table outlines GEOs and revenue attributable to Franco-Nevada for the three months ended December 31, 2017 and 2016 by commodity, geographical location and type of interest:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the three months ended December 31,	2017	2016	Variance	2017	2016	Variance
Commodity
Precious Metals
Gold	88,954	93,775	(4,821)	$113.4	$112.8	$0.6
Silver	18,843	18,650	193	24.1	21.9	2.2
PGM	8,977	7,611	1,366	11.7	8.0	3.7
Precious Metals - Total	116,774	120,036	(3,262)	149.2	142.7	6.5
Other Minerals	3,065	1,874	1,191	4.0	2.2	1.8
Oil & Gas	—	—	—	14.0	10.4	3.6
	119,839	121,910	(2,071)	$167.2	$155.3	$11.9
Geography
Latin America	60,568	60,808	(240)	77.4	72.1	5.3
United States	19,454	23,052	(3,598)	$27.0	$28.7	$(1.7)
Canada	16,350	21,818	(5,468)	33.0	34.7	(1.7)
Rest of World	23,467	16,232	7,235	29.8	19.8	10.0
	119,839	121,910	(2,071)	$167.2	$155.3	$11.9
Type
Revenue-based	26,786	23,387	3,399	$38.4	$31.0	$7.4
Streams	83,390	77,197	6,193	106.6	90.7	15.9
Profit-based	3,078	9,628	(6,550)	9.4	16.8	(7.4)
Other	6,585	11,698	(5,113)	12.8	16.8	(4.0)
	119,839	121,910	(2,071)	$167.2	$155.3	$11.9

1

Refer to Note 1 at the bottom of page 8 of this MD&A for the methodology for calculating GEOs, and, for illustrative purposes, to the average commodity price table on page 17 of this MD&A for indicative prices which may be used in the calculations of GEOs.

GEOs and revenue were earned from the following geographical locations:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the three months ended December 31,	2017	2016	Variance	2017	2016	Variance
Geography for Precious Metals
Precious Metals
Latin America	60,568	60,808	(240)	77.4	72.1	5.3
United States	19,284	22,971	(3,687)	$24.6	$27.8	$(3.2)
Canada	14,262	20,849	(6,587)	18.5	24.0	(5.5)
Rest of World	22,660	15,408	7,252	28.7	18.8	9.9
Precious Metals - Total	116,774	120,036	(3,262)	$149.2	$142.7	$6.5
Other Minerals	3,065	1,874	1,191	4.0	2.2	1.8
Oil & Gas	—	—	—	14.0	10.4	3.6
	119,839	121,910	(2,071)	$167.2	$155.3	$11.9

1

Refer to Note 1 at the bottom of page 8 of this MD&A for the methodology for calculating GEOs, and, for illustrative purposes, to the average commodity price table on page 17 of this MD&A for indicative prices which may be used in the calculations of GEOs.

18	FNV TSX NYSE	The Gold Investment that WORKS	2017 Annual Report

Revenue from precious metals assets was $149.2 million in Q4/2017 compared to $142.7 million in Q4/2016. Revenue reflects 116,774 GEOs from precious metals assets, a decrease of 2.7% from 120,036 GEOs in Q4/2016. The largest component of this decrease in GEOs was contributed by our Canadian assets which realized a decrease of 31.6% in GEOs, and 23% in revenue compared to the prior year.

GEOs and revenue increases for the quarter are attributable to the following:

•	The Company received 95% more GEOs under its Guadalupe-Palmarejo stream. GEO deliveries for Q4/2017 were 13,741 compared to 7,058 GEOs in Q4/2016.
•	GEOs sold under the Company's MWS stream were 58% higher at 7,167 GEOs for Q4/2017 compared to 4,528 GEOs in Q4/2016.
•	The Company received 12,870 GEOs under its Antamina stream, an increase of 21% from Q4/2016.

The above increases in GEOs were offset by decreases in GEO deliveries compared to Q4/2016 from the following assets:

•	The Company received 14,185 GEOs under its Candelaria stream compared to 19,698 GEOs in Q4/2016, a decrease of 28%.
•	Fewer GEOs received under the Hemlo NSR and NPI at 683 GEOs in Q4/2017 compared to 5,649 GEOs in Q4/2016, a decrease of 88%.
•	Fewer GEOs received under the South Arturo GR at 684 GEOs in Q4/2017 compared to 8,808 GEOs in Q4/2016, a decrease of 92%.
•	Antapaccay GEOs delivered were 19,430 in Q4/2017 compared to 22,927 GEOs in Q4/2016, a decrease of 15%.

During Q4/2017, 1,476,179 ounces of silver (2016 – 1,310,124 ounces of silver) were delivered from our Candelaria, Antapaccay, Antamina and Cerro San Pedro interests which were converted to 18,843 GEOs (2016 – 18,650 GEOs).

During Q4/2017, Other Minerals generated 3,065 GEOs (2016 – 1,874 GEOs) and $4.0 million (2016 - $2.2 million) in revenue.

At December 31, 2017, there remained $7.1 million in inventory for 8,000 gold ounces which were delivered under our Klondex agreement that had not been sold at year-end.

Oil & Gas assets generated revenue of $14.0 million for the quarter (95% oil and 5% gas), compared to $10.4 million for the same period of 2016 (96% oil and 4% gas), an increase of 34.6%. Revenue for the quarter benefited from 13.3% higher production and higher oil prices compared to Q4/2016. Higher production for the quarter reflects the impact of certain newly acquired oil and gas assets including Orion and the second package of mineral rights and royalty rights in STACK.

Revenue from the Weyburn Unit for the quarter increased to $8.8 million (2016 - $7.9 million) with $5.6 million earned from the NRI (2016 - $5.1 million), $2.8 million earned from the WI (2016 - $2.4 million) and $0.4 million earned from the overriding royalties (2016 - $0.4 million). Revenue from the Weyburn NRI was higher due to lower capital costs. Capital expenses were 3% lower in Q4/2017 but partially offset by 4% higher operating costs compared to Q4/2016. The actual realized price from the NRI was 14.5% higher in Q4/2017, at C$63.65/boe compared to C$55.57/boe for Q4/2016.

Oil & Gas revenue also included $1.4 million from STACK, $1.2 million from Orion and $0.8 million from Midland.

19

Operating Costs and Expenses

The following table provides a list of operating costs and expenses incurred in the periods presented:

	For the three months ended December 31,
(expressed in millions)	2017	2016	Variance
Costs of sales	$35.2	$25.7	$9.5
Depletion and depreciation	63.8	67.2	(3.4)
Corporate administration	5.9	5.8	0.1
Business development	1.1	2.3	(1.2)
Impairment charges	—	67.5	(67.5)
Gain on sale of royalty interest	—	(14.1)	14.1
(Gain) loss on sale of gold bullion	—	0.5	(0.5)
	$106.0	$154.9	$(48.9)

Costs of Sales

The following table provides a breakdown of cost of sales incurred in the periods presented:

	For the three months ended December 31,
(expressed in millions)	2017	2016	Variance
Cost of stream sales	$30.5	$25.4	$5.1
Cost of prepaid ounces	3.0	1.2	1.8
Mineral production taxes	0.5	(1.8)	2.3
Oil & Gas operating costs	1.2	0.9	0.3
	$35.2	$25.7	$9.5

The increase of $9.5 million is primarily attributable to more stream ounces delivered pursuant to the various stream agreements and sold in Q4/2017 when compared to Q4/2016. The ongoing stream cost per ounce is either a fixed amount per ounce delivered (adjusted for inflation each year) or an amount based as a percentage of spot price of gold or silver. During Q4/2017, 83,390 GEOs were delivered pursuant to stream agreements and sold compared to 77,197 GEOs sold in Q4/2016.

The increase in the cost of prepaid ounces recognized in Q4/2017 compared to Q4/2016 is due to more ounces sold. A total of 3,333 GEOs were sold compared to 1,334 GEOs in prior year. Included in inventory as at December 31, 2017 is the cost of the 8,000 prepaid ounces that remain unsold of $7.1 million (2016 – 667 unsold prepaid gold ounces and 6,459 unsold stream GEOs; $2.7 million). The mineral production taxes in Q4/2016 reflects a refund of withholding taxes from an operator as a result of changes in the Nevada net proceeds tax legislature.

20	FNV TSX NYSE	The Gold Investment that WORKS	2017 Annual Report

Depletion and Depreciation

Depletion and depreciation totaled $63.8 million for the quarter compared to $67.2 million in Q4/2016. The majority of the decrease of $3.4 million is due to lower depletion expense of $4.2 million associated with Antapaccay, $2.0 million in relation to Candelaria and $6.7 million in relation to South Arturo. These decreases were partially offset by higher depletion on MWS, Karma and Antamina reflecting higher production in Q4/2017 compared to Q4/2016.

Corporate Administration

The following table provides a breakdown of corporate administration expenses incurred for the periods presented:

	For the three months ended December 31,
(expressed in millions)	2017	2016	Variance
Salaries and benefits	$1.9	$3.4	$(1.5)
Professional fees	0.6	0.3	0.3
Office costs	0.2	0.2	—
Board of Directors' cost	0.7	(0.2)	0.9
Share-based compensation	0.6	1.3	(0.7)
Other	1.9	0.8	1.1
	$5.9	$5.8	$0.1

Corporate administration expenses, representing 3.5% of revenue for Q4/2017, were $5.9 million in the quarter, consistent with $5.8 million in the same period in 2016. A decrease in salaries and benefits and share-based compensation was offset by an increase in costs related to the Company's Board of Directors, which includes the mark-to-market of the value of deferred share units that are granted to directors of the Company. As the Company's share price increased from September 30, 2017 to December 31, 2017, the Company recognized an increase in the value of the deferred share unit liability.

Business Development Expenses

Business development expenses totaled $1.1 million in Q4/2017 compared to $2.3 million in Q4/2016. Timing and amount of these costs typically vary depending upon the level of business development related activity, and the timing of completing transactions. Business development expenses related to completed transactions are capitalized to the relevant mineral interest asset following the closing of transactions.

21

Impairment Charges

Impairments of royalty, stream and working interests were $Nil for Q4/2017, compared to $67.5 million in Q4/2016.

Impairment charges in Q4/2016 related to the Cooke 4 underground mine, on which the Company holds a 7% gold stream. The impairment was a result of the announcement in October 2016 from Sibanye that it had ceased operations at Cooke 4 due to continued operational losses. The Company conducted an impairment analysis and estimated the net present value of the estimated future cash-flows expected to be generated by the mining of the Cooke 4 tailings. Key assumptions used in the impairment testing included timing of the expected future cash flows, long-term forecasted gold prices, which the Company estimated at $1,321/oz, and the discount rate of 8%. As a result of this analysis, the Company estimated the recoverable amount of its Cooke 4 asset to be $2.1 million.

Gain on Disposal of Royalty Interest

In October 2016, Kirkland Lake exercised its option to buy back 1% of an overlying 2.5% NSR for aggregate cash consideration of $30.3 million ($36.0 million less royalty proceeds previously received attributable to the buy-back portion of the NSR). The Company recognized a gain on disposal of $14.1 million in the consolidated statement of income and comprehensive income (loss) for the year ended December 31, 2016.

Gain or Loss on Sale of Gold Bullion

The Company recognized a gain on the sale of gold bullion of $Nil in Q4/2017, compared to a loss of $0.5 million in Q4/2016. Gold bullion is physical ounces of gold which Company receives as settlement from certain of the Company's royalty interests, and is presented as other current assets on the statement of financial position.

Foreign Exchange and Other Income/Expenses

The following table provides a list of foreign exchange and other income/expenses incurred for the periods presented:

	For the three months ended December 31,
(expressed in millions)	2017	2016	Variance
Foreign exchange gain (loss)	$0.5	$(0.3)	$0.8
Other income	0.6	0.3	0.3
Mark-to-market (loss) gain on warrants	(0.2)	0.5	(0.7)
	$0.9	$0.5	$0.4

Foreign exchange losses and other income/expenses were comprised of a foreign exchange gain of $0.5 million, compared to a loss of $0.3 million in Q4/2016, reflecting a weakening of the U.S. dollar relative to the Canadian dollar. Under IFRS, all foreign exchange gains or losses related to monetary assets and liabilities held in a currency other than the functional currency are recorded in net income as opposed to other comprehensive income. The parent company's functional currency is the Canadian dollar, while the functional currency of certain of the Company's subsidiaries is the U.S. dollar.

Other items included a mark-to-market loss of $0.2 million (2016 – gain of $0.5 million) on warrants of various publicly-listed companies.

Gain on Investments

Gain on investments in Q4/2017 was $2.0 million on the share exchange of one of the Company's available-for-sale securities. In Q4/2016, the Company recorded a gain on the sale of available-for-sale securities of $1.2 million and a $6.7 million gain realized on the share exchange of certain of the Company's available-for-sale securities in Q4/2016. Under IFRS, share exchanges are considered a disposal at fair market value. Any unrealized gain or loss is deducted from comprehensive income (loss) and recognized in the statement of income (loss).

22	FNV TSX NYSE	The Gold Investment that WORKS	2017 Annual Report

Finance Income and Finance Expenses

The following table provides a breakdown of finance income and expenses incurred for the periods presented:

	For the three months ended December 31,
(expressed in millions)	2017	2016	Variance
Finance Income
Interest	$1.8	$0.9	$0.9
	$1.8	$0.9	$0.9
Finance Expenses
Standby Charges	$0.6	$0.6	$—
Interest	—	—	—
Amortization	0.4	0.2	0.2
	$1.0	$0.8	$0.2

Finance income was $1.8 million (2016 - $0.9 million) for the quarter while finance expenses were $1.0 million (2016 - $0.8 million). Finance income is earned on our cash equivalents and/or short-term investments. Finance income also includes interest income in the amount of $0.5 million accrued on the Noront Resources Ltd. (“Noront”) loan during Q4/2017. Finance expenses consist of the costs of standby charges, which represent the costs of maintaining our credit facility and amortization of the costs incurred with respect to the initial set-up or subsequent amendments of the facility. In Q4/2017, the Company incurred no interest expense as it had not drawn on its credit facility.

Income Taxes

Franco-Nevada had an income tax expense of $16.9 million (2016 – $13.4 million) for the quarter comprised of a current income tax expense of $5.3 million (2016 - $11.2 million) and a deferred income tax expense of $11.6 million (2016 - $2.2 million). The increase in income tax expense year-over-year was due mainly to a one-time adjustment as a result of the United States enacting Tax Reform legislation on December 22, 2017. The significant changes in the legislation include a reduction in the U.S. corporate income tax rate from 35% to 21% effective January 1, 2018, which resulted in a deferred tax expense of $7.1 million on the re-measurement of the Company's deferred tax assets in the U.S. This was offset by tax benefits realized from deductible permanent differences.

Net Income

Net income for Q4/2017 was $43.5 million, or $0.23 per share, compared to a net loss of $4.5 million, or $0.03 per share, for the same period in 2016. Adjusted Net Income was $52.1 million, or $0.28 per share, compared to $42.9 million, or $0.24 per share, earned in Q4/2016. In Q4/2016, an impairment charge was recorded in the amount $67.5 million resulting in a net loss for the quarter. The net loss in Q4/2016 was partly reduced by the gain of $14.1 million realized on the Kirkland Lake buy-back. The increase in net income was driven primarily by higher revenue due to asset acquisitions completed in 2017, higher gold and palladium prices and higher Oil & Gas revenues.

23

Overview of Financial Performance – 2017 to 2016

The prices of precious metals, oil and gas and the actual production from mineral and oil & gas assets are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. The following table summarizes average commodity prices and average exchange rates during the periods presented.

Annual average prices and rates		2017	2016	Variance %
Gold(1)	($/oz)	$1,257	$1,248	0.7%
Silver(2)	($/oz)	17.05	17.20	(0.8%)
Platinum(3)	($/oz)	948	987	(3.9%)
Palladium(3)	($/oz)	870	613	41.9%

Edmonton Light	C$/bbl	62.65	52.84	18.6%
Quality Differential	C$/bbl	(5.41)	(6.57)	(17.7%)
Realized oil price	C$/bbl	57.24	46.27	23.7%

CAD/USD exchange rate(4)		0.7550	0.7555	(0.1%)

1	Based on LBMA Gold Price PM Fix.
2	Based on LBMA Silver Price.
3	Based on London PM Fix.
4	Based on Bank of Canada daily exchange rates (2016 – Bank of Canada noon rates).

Gold Equivalent Ounces and Revenue

In 2017, Franco-Nevada generated revenue of $675.0 million compared with $610.2 million in 2016, an increase of 10.6%. The increase year-over-year is due to 497,745 GEOs sold, an increase of 7.2% over the 464,383 GEOs in 2016, coupled with stronger gold and palladium prices. For the year ended December 31, 2017, precious metals revenue accounted for 90.3% of total revenue compared to 93.7% in 2016, while revenue generated from the Americas represented 81.7% of revenue compared to 84.1% in 2016.

24	FNV TSX NYSE	The Gold Investment that WORKS	2017 Annual Report

The following table outlines GEOs and revenue attributable to Franco-Nevada for the year ended December 31, 2017 and 2016 by commodity, geographical location and type of interest:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the year ended December 31,	2017	2016	Variance	2017	2016	Variance
Commodity
Precious Metals
Gold	371,440	341,379	30,061	$467.2	$425.9	$41.3
Silver	77,426	87,137	(9,711)	98.1	108.5	(10.4)
PGM	34,520	28,958	5,562	44.5	37.1	7.4
Precious Metals - Total	483,386	457,474	25,912	609.8	571.5	38.3
Other Minerals	14,359	6,909	7,450	18.2	8.6	9.6
Oil & Gas	—	—	—	47.0	30.1	16.9
	497,745	464,383	33,362	$675.0	$610.2	$64.8
Geography
Latin America	258,285	244,137	14,148	326.0	303.7	22.3
United States	75,203	73,155	2,048	$100.2	$92.4	$7.8
Canada	65,982	69,654	(3,672)	125.5	116.9	8.6
Rest of World	98,275	77,437	20,838	123.3	97.2	26.1
	239,460	220,246	19,214	$675.0	$610.2	$64.8
Type
Revenue-based	104,677	94,072	10,605	$145.1	$123.5	$21.6
Streams	350,827	321,093	29,734	443.3	401.6	41.7
Profit-based	13,209	25,074	(11,865)	37.0	45.8	(8.8)
Other	29,032	24,144	4,888	49.6	39.3	10.3
	497,745	464,383	33,362	$675.0	$610.2	$64.8

1

Refer to Note 1 at the bottom of page 8 of this MD&A for the methodology for calculating GEOs, and, for illustrative purposes, to the average commodity price table on page 24 of this MD&A for indicative prices which may be used in the calculations of GEOs.

GEOs and revenue were earned from the following geographical locations:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the year ended December 31,	2017	2016	Variance	2017	2016	Variance
Geography for Precious Metals
Precious Metals
Latin America	258,285	244,137	14,148	326.0	303.7	22.3
United States	74,712	72,764	1,948	$93.8	$91.0	$2.8
Canada	55,597	65,769	(10,172)	71.1	82.9	(11.8)
Rest of World	94,792	74,804	19,988	118.9	93.9	25.0
Precious Metals - Total	483,386	457,474	25,912	$609.8	$571.5	$38.3
Other Minerals	14,359	6,909	7,450	18.2	8.6	9.6
Oil & Gas	—	—	—	47.0	30.1	16.9
	497,745	464,383	33,362	$675.0	$610.2	$64.8

1

Refer to Note 1 at the bottom of page 8 of this MD&A for the methodology for calculating GEOs, and, for illustrative purposes, to the average commodity price table on page 24 of this MD&A for indicative prices which may be used in the calculations of GEOs.

25

Revenue from precious metals assets was $609.8 million in 2017 compared with $571.5 million in 2016. GEOs sold which were earned from precious metals assets increased by 5.7% to 483,386 GEOs in 2017 from 457,474 GEOs in 2016. The largest increase came from our Latin American assets.

GEOs and revenue increases for 2017 are attributable to the following:

•

Deliveries from the Palmarejo agreement ended in July 2016 when Coeur reached the minimum obligation of 400,000 ounces. Deliveries from the Palmarejo operations under the new Guadalupe-Palmarejo agreement started in October 2016. In 2017, a total of 52,124 GEOs were delivered compared to a combined 36,386 GEOs in 2016, an increase of 43%.

•	GEOs sold from Candelaria were 83,610 in 2017, an increase of 17% compared to 2016.
•	Karma, a stream asset which started deliveries of 1,250 fixed gold ounces per month in March 2016, delivered 17,109 GEOs and sold 18,359 GEOs in 2017.
•	GEOs sold from MWS were 28,397 GEOs in 2017, an increase of 31% compared to 2016.

The above increases were partly offset by the following:

•	The Company received 49,656 GEO deliveries from Antamina in 2017 compared to 60,273 GEOs in 2016, a decrease of 18%.
•	Hemlo delivered 3,549 GEOs in 2017, down from 9,972 GEOs delivered in 2016.
•	The Company received 13,349 GEOs from Goldstrike in 2017 compared to 18,081 GEOs in 2016, a decrease of 26%.

Other minerals generated 14,359 GEOs and $18.2 million in revenue.

At December 31, 2017, there remains $7.1 million in inventory for 8,000 gold ounces which were delivered under our Klondex agreement that had not been sold at year-end.

Oil & Gas assets generated revenue of $47.0 million in 2017 (95% oil and 5% gas), compared to $30.1 million for 2016 (97% oil and 3% gas), an increase of 56.1%. The increase is due to a higher oil price and 12.1% higher production including the impact of newly acquired oil and gas assets during the year.

Revenue from the Weyburn Unit for the period increased to $32.2 million (2016 - $ 23.6 million) with $20.5 million earned from the NRI (2016 - $14.5 million), $9.9 million earned from the WI (2016 - $7.8 million) and $1.8 million earned from the overriding royalties (2016 - $1.3 million). Revenue from the Weyburn NRI was higher due to lower capital costs. Capital costs decreased by 9% and were partially offset by a 27% increase in operating costs compared to 2016. Actual realized price from the NRI was C$57.85/boe for the period, up 23% from the realized price of C$46.91/boe for 2016.

26	FNV TSX NYSE	The Gold Investment that WORKS	2017 Annual Report

Operating Costs and Expenses

The following table provides a list of operating costs and expenses incurred for the year ended December 31, 2017 and 2016.

	For the year ended December 31,
(expressed in millions)	2017	2016	Variance
Costs of sales	$142.0	$105.8	$36.2
Depletion and depreciation	273.0	273.8	(0.8)
Corporate administration	21.3	20.7	0.6
Business development	3.6	3.4	0.2
Impairment charges	—	67.5	(67.5)
Gain on sale of royalty interest	—	(14.1)	14.1
(Gain) loss on sale of gold bullion	(0.3)	(2.3)	2.0
	$439.6	$454.8	$(15.2)

Costs of Sales

The following table provides a breakdown of cost of sales incurred for 2017 and 2016.

	For the year ended December 31,
(expressed in millions)	2017	2016	Variance
Cost of stream sales	$127.4	$95.6	$31.8
Cost of prepaid ounces	7.7	6.5	1.2
Mineral production taxes	2.3	0.5	1.8
Oil & Gas operating costs	4.6	3.2	1.4
	$142.0	$105.8	$36.2

The increase of $36.2 million reflects the increase in the number of stream ounces sold in 2017 compared to 2016. In 2017, 350,827 GEOs were sold including 6,459 GEOs delivered under stream agreements and inventory held at the end of last year, compared to 321,093 GEOs in 2016. The year-over-year increase primarily reflects increased deliveries from Guadalupe-Palmarejo.

27

Depletion and Depreciation

Depletion and depreciation totaled $273.0 million for 2017 consistent with $273.8 million in 2016.

Corporate Administration

	For the year ended December 31,
(expressed in millions)	2017	2016	Variance
Salaries and benefits	$5.3	$7.3	$(2.0)
Professional fees	1.6	1.3	0.3
Office costs	0.8	0.8	—
Board of Directors' costs	3.2	2.1	1.1
Share-based compensation	4.6	5.0	(0.4)
Other	5.8	4.2	1.6
	$21.3	$20.7	$0.6

Corporate administration expenses increased to $21.3 million in 2017, from $20.7 million in 2016. Lower salaries and benefits in 2017 were offset by an increase in costs related to the Company's Board of Directors. Board of Directors' cost include the mark-to-market of the value of deferred share units that are granted to directors of the Company. As the Company's share price increased from December 31, 2016 to December 31, 2017, the Company recognized a higher deferred share unit liability.

Business Development Expenses

Business development expenses for 2017 were $3.6 million, compared to $3.4 million in the same period in 2016. Timing and amount of these costs typically vary based on the business development related activities and the timing of completing transactions.

Impairment Charges

Impairments of royalty, stream and working interests were $Nil for 2017, compared to $67.5 million in 2016. Impairment charges in 2016 related to the Cooke 4 underground mine.

Gain on Disposal of Royalty Interest

In October 2016, Kirkland Lake exercised its option to buy back 1% of an overlying 2.5% NSR for aggregate cash consideration of $30.3 million. The Company recognized a gain on disposal of $14.1 million in the consolidated statement of income and comprehensive income (loss) for the year ended December 31, 2016.

Gain or Loss on Sale of Gold Bullion

The Company recognized a gain on the sale of gold bullion of $0.3 million in 2017, compared to a gain of $2.3 million in 2016. Gold bullion is physical ounces of gold received as settlement from certain of the Company's royalty interests.

28	FNV TSX NYSE	The Gold Investment that WORKS	2017 Annual Report

Foreign Exchange and Other Income/Expenses

The following table provides a breakdown of items included in foreign exchange income/losses and other expenses for the year ended December 31, 2017 and 2016.

	For the year ended December 31,
(expressed in millions)	2017	2016	Variance
Foreign exchange gain (loss)	$(0.8)	$(0.6)	$(0.2)
Other income	2.1	0.4	1.7
Mark-to-market (loss) gain on warrants	(0.2)	0.4	(0.6)
	$1.1	$0.2	$0.9

Foreign exchange gains and losses include foreign exchange movements related to cash and cash equivalents and investments in debt securities, such as treasury bills and intercompany loans, held in a denomination that differs from the functional currency of the entity in which those balances are held. The parent company's functional currency is the Canadian dollar, while the functional currency of certain of the Company's subsidiaries is the U.S. dollar. Under IFRS, all foreign exchange changes related to monetary assets denominated in a currency other than the functional currency are recorded in net income as opposed to other comprehensive income.

Gain on Investments

Gain on investments in 2017 was $2.0 million on the share of one of the Company's available for sale securities compared to $12.4 million in 2016. Gain on investments in 2016 includes a gain on sale of available-for-sale securities of $5.7 million and a $6.7 million gain realized on the share exchange of certain of the Company's available-for-sale securities. Under IFRS, share exchanges are considered a disposal at fair market value. Any unrealized gain or loss is deducted from comprehensive income (loss) and recognized in the statement of income (loss).

Finance Income and Finance Expenses

The following table provides a breakdown of finance income and expenses recognized in 2017 and 2016:

	For the year ended December 31,
(expressed in millions)	2017	2016	Variance
Finance Income
Interest	$5.4	$3.5	$1.9
	$5.4	$3.5	$1.9
Finance Expenses
Standby Charges	$2.5	$2.2	$0.3
Interest	—	0.8	(0.8)
Amortization	0.9	0.6	0.3
	$3.4	$3.6	$(0.2)

Finance income includes interest earned on our cash equivalents and/or short-term investments, as well as interest accrued on the Noront loan receivable. Interest on the Noront loan for 2017 was $2.0 million (2016 - $1.7 million). Finance income increased reflecting higher cash balances.

Total finance expenses in 2017 were consistent with 2016. However, amortization of deferred financing fees increased in 2017, as a result of additional financing costs incurred when the Company amended the Credit Facility by extending the term from November 12, 2020 to March 22, 2022. Additionally, the Company's subsidiary, Franco-Nevada (Barbados) Corporation, entered into an unsecured revolving term credit facility during the year.

Income Taxes

Franco-Nevada had an income tax expense of $41.3 million (2016 – $45.7 million) for the year ended December 31, 2017 comprised of a current income tax expense of $19.5 million (2016 - $40.9 million) and a deferred income tax expense of $21.8 million (2016 - $4.8 million). The decrease in income tax expense year-over-year was due to tax benefits realized from deductible permanent differences and the utilization of tax attributes for which no deferred tax asset was previously recognized. This was offset by a one-time adjustment as a result of the United States enacting Tax Reform legislation on December 22, 2017. The significant changes in the legislation include a reduction in the U.S. corporate income tax rate from 35% to 21% effective January 1, 2018, which resulted in a deferred tax expense of $7.1 million on the re-measurement of the Company's deferred tax assets in the U.S.

29

Net Income

Net income in 2017 was $194.7 million, or $1.06 per share, compared to $122.2 million, or $0.70 per share, in 2016. Adjusted Net Income was $198.3 million, or $1.08 per share, compared to $164.4 million, or $0.94 per share, for 2016. The increase in net income and Adjusted Net Income was driven primarily by higher gross profit due to asset acquisitions, higher gold and palladium prices and higher Oil & Gas revenues. Net income for 2016 was also impacted by an impairment charge of $67.5 million recognized during the year in respect to the Company's Cooke 4 asset.

Summary of Quarterly Information

Selected quarterly financial and statistical information for the previous eight quarters(1) is set out below:

(in millions, except Margin, GEOs,	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
per share amounts and average gold price)	2017	2017	2017	2017	2016	2016	2016	2016
Revenue	$167.2	$171.5	$163.6	$172.7	$155.3	$172.0	$150.9	$132.0
Costs and expenses(2)	106.0	108.5	107.6	117.5	154.9	104.5	100.5	95.0
Operating income (loss)	61.2	63.0	56.0	55.2	0.4	67.5	50.4	37.0
Other income (expenses)	(0.8)	(0.1)	0.7	0.8	8.5	(0.2)	3.2	1.1
Income tax expense (recovery)	16.9	2.9	11.1	10.4	13.4	12.9	11.3	8.1
Net income (loss)	43.5	60.0	45.6	45.6	(4.5)	54.4	42.3	30.0
Basic earnings (loss) per share	$0.23	$0.32	$0.25	$0.26	$(0.03)	$0.31	$0.24	$0.18
Diluted earnings (loss) per share	$0.23	$0.32	$0.25	$0.25	$(0.03)	$0.30	$0.24	$0.18
Net cash provided by operating activities	$126.3	$116.0	$126.5	$119.8	$121.9	$121.6	$103.5	$124.0
Net cash used in investing activities	(116.2)	(185.6)	(137.2)	(61.9)	(113.3)	(41.5)	(28.1)	(506.9)
Net cash provided by (used in) financing activities	(32.0)	(29.3)	332.0	(31.0)	(30.5)	(29.4)	(23.8)	405.4
Average Gold Price(3)	$1,274	$1,278	$1,257	$1,219	$1,218	$1,335	$1,259	$1,181
GEOs sold(4)	119,839	123,787	122,541	131,578	121,910	123,065	112,787	106,621
Adjusted EBITDA(5)	$128.0	$134.1	$125.5	$128.5	$122.2	$142.2	$120.3	$104.4
Adjusted EBITDA(5) per share	$0.69	$0.72	$0.69	$0.72	$0.69	$0.80	$0.68	$0.63
Margin(5)	76.6%	78.2%	76.7%	74.4%	78.7%	82.7%	79.7%	79.1%
Adjusted Net Income(5)	$52.1	$55.3	$46.1	$44.8	$42.9	$53.5	$40.0	$28.0
Adjusted Net Income(5) per share	$0.28	$0.30	$0.25	$0.25	$0.24	$0.30	$0.22	$0.17

1	Sum of the quarters may not add up to yearly total due to rounding.
2	Includes impairment charges on royalty, stream and working interests.
3	Based on LBMA Gold Price PM Fix.
4

GEOs include our gold, silver, platinum, palladium and other mineral assets, and do not include Oil & Gas assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other minerals are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The gold price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average for the month, quarter, or year in which the mineral was produced or sold. For illustrative purposes, please refer to average commodity price tables on pages 17 and 24 of this MD&A for indicative prices which may be used in the calculation of GEOs.

5

Adjusted EBITDA, Margin and Adjusted Net Income are non-IFRS measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please refer to pages 39‑41 of this MD&A.

30	FNV TSX NYSE	The Gold Investment that WORKS	2017 Annual Report

Balance Sheet Review

Summary Balance Sheet and Key Financial Metrics

Summary Balance Sheet and Key Financial Metrics
(expressed in millions, except debt to equity ratio)	At December 31, 2017	At December 31, 2016
Cash and cash equivalents	$511.1	$253.0

Current assets	616.4	361.2
Non-current assets	4,172.0	3,860.4
Total assets	$4,788.4	$4,221.6

Current liabilities	22.6	37.6
Non-current liabilities	60.3	37.5
Total liabilities	$82.9	$75.1

Total shareholders' equity	$4,705.5	$4,146.5

Debt	$—	$—
Total common shares outstanding	186.0	178.5
Key Financial Ratios
Working Capital	$593.8	$323.6
Debt to equity	—	—

Assets

Total assets were $4,788.4 million as at December 31, 2017 compared to $4,221.6 million at December 31, 2016. Our asset base is primarily comprised of non-current assets such as our royalty, stream and working interests, and current assets of cash and cash equivalents. This reflects our business strategy of growing a diversified portfolio and ensuring cash is available for future acquisitions and dividends. The increase of $566.8 million in total assets as at December 31, 2017 compared to December 31, 2016 reflects the acquisitions completed in 2017 including the funding of the Cobre Panama precious metals stream deposit and certain Oil & Gas interests. Oil & Gas interests acquired during 2017 included the STACK, Orion Thermal Project and Midland acquisitions. Additionally, total assets as at December 31, 2017 reflect $356.4 million brought into the treasury of the Company upon the exercise of share purchase warrants on June 30, 2017.

Liabilities

Total liabilities as at December 31, 2017 were $82.9 million including current and deferred income tax liabilities, an increase of $7.8 million compared to December 31, 2016, reflecting an increase in deferred income tax liabilities.

Shareholders' Equity

Shareholders' equity increased by $559.0 million as at December 31, 2017 compared to December 31, 2016 reflecting proceeds from the exercise of share purchase warrants of $356.4 million and net income of $194.7 million for the year ended December 31, 2017. The increase in shareholders' equity was partly offset by declared dividends of $167.9 million, of which $42.1 million were settled through the issuance of common shares pursuant to the Company's DRIP. In February 2016, an equity offering was completed for gross proceeds of $920.1 million.

31

Liquidity and Capital Resources

Cash flow generated for the year ended December 31, 2017 and 2016 was as follows:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions)	2017	2016	2017	2016
Cash provided by operating activities	$126.3	$121.9	$488.6	$471.0
Cash used in investing activities	(116.2)	(113.3)	(500.9)	(689.8)
Cash provided by (used in) financing activities	(32.0)	(30.5)	239.7	321.7
Effect of exchange rate changes on cash and cash equivalents	(0.3)	(2.7)	30.7	0.9
Change in cash and cash equivalents	$(22.2)	$(24.6)	$258.1	$103.8

Operating Cash Flow

Cash generated by operating activities was $126.3 million and $121.9 million for Q4/2017 and Q4/2016, respectively. Cash generated by operating activities was $488.6 million and $471.0 million for the year ended December 31, 2017 and 2016, respectively. The increases are primarily attributable to higher revenues.

Investing Activities

Cash used in investing activities was $116.2 million for Q4/2017 compared to $113.3 million in Q4/2016. Investing activities in Q4/2017 include funding of the Cobre Panama stream of $89.4 million (2016 - $46.6 million). At December 31, 2017, the Company has funded $264.4 million in 2017 (2016 – $124.3 million), for a total of $726.6 million of its total $1 billion commitment to the construction of Cobre Panama.

Cash used in investing activities was $500.9 million for the year ended December 31, 2017 compared to $689.8 million in 2016. In addition to the above noted capital expenditures, 2017 capital expenditures also included the STACK, Orion Thermal Project and Midland acquisitions.

Financing Activities

Net cash used in financing activities was $32.0 million for Q4/2017 reflecting payments of cash dividends in Q4/2017. This compares to net cash used in financing activities of $30.5 million for Q4/2016

Net cash provided by financing activities was $239.7 million for 2017 compared to $321.7 million for 2016. Net cash provided by financing activities for 2017 includes proceeds of $356.4 million from the exercise of share purchase warrants which had an exercise price of C$75.00 per warrant and expired in June 2017. Net cash provided by financing activities in 2016 includes funds raised from the equity issuance of 19.2 million common shares resulting in $883.5 million net proceeds to the Company. The inflow from the equity offering was partially used to repay the $460.0 million drawn on the credit facility as at December 31, 2015. The Company also paid $125.8 million in cash dividends in 2017, compared to $118.1 million in 2016.

32	FNV TSX NYSE	The Gold Investment that WORKS	2017 Annual Report

Capital Resources

As at December 31, 2017, our cash, cash equivalents and short-term investments totaled $511.1 million (December 31, 2016 - $253.0 million). In addition, we held investments at December 31, 2017 with a combined value of $203.1 million (December 31, 2016 - $147.4 million), of which $168.1 million was held in publicly-traded equity instruments (December 31, 2016 - $114.6 million).

Further, an amount of $1.0 billion, or its Canadian dollar equivalent, is available under the Company's unsecured credit facility. Advances under the facility bear interest depending upon the currency of the advance and the Company's leverage ratio. As at March 7, 2018, the full amount of $1.0 billion is available as the Company has not drawn on the Credit Facility. U.S. and Canadian dollar advances would bear interest at a rate of 4.20% and 2.90%, respectively. On March 22, 2017, Franco-Nevada extended the term of the Credit Facility from November 12, 2020 to March 22, 2022. Subsequent to year-end, on March 7, 2018, Franco-Nevada further extended the term of the Credit Facility from March 22, 2022 to March 22, 2023.  Funds can also be drawn using LIBOR 30‑day rates plus 110 basis points.

On March 20, 2017, the Company's subsidiary, Franco-Nevada (Barbados) Corporation, entered into an unsecured revolving credit facility (the “FNBC Credit Facility”). The FNBC Credit Facility provides for the availability over a one-year period of up to $100.0 million in borrowings. The FNBC Credit Facility had a maturity date of March 20, 2018. The Company has the option of requesting, during a period of time surrounding each anniversary date, up to two additional one-year extensions of the maturity term. Subsequent to year end, on February 21, 2018, the FNBC Credit Facility's maturity date was further extended to March 20, 2019.

Advances under the FNBC Credit Facility can be drawn as base rate advances with interest payable monthly at the Canadian Imperial Bank of Commerce (“CIBC”) base rate, plus 0.35% per annum; or as LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR plus 1.35% per annum.

The Credit Facility is subject to a standby fee of 0.27% per annum.

Management's objectives when managing capital are to:

(a)	ensure the preservation and availability of capital not being used for long-term investments by investing in low risk investments with high liquidity; and
(b)	ensure that adequate levels of capital are maintained to meet the Company's operating requirements and other current liabilities.

As at December 31, 2017, the majority of funds were held in cash deposits with several financial institutions. Franco-Nevada invests its excess funds in term deposits. Certain investments with terms to maturity upon acquisition of three months, or 92 days or less, and were classified as term deposits.

Our performance is impacted by foreign currency fluctuations of the Canadian dollar and Australian dollar relative to the U.S. dollar. The largest exposure is with respect to the Canadian/U.S. dollar exchange rate as we hold a significant amount of our assets in Canada and report our results in U.S. dollars. The effect of volatility in these currencies against the U.S. dollar impacts our corporate administration, business development expenses and depletion on mineral and oil & gas interests incurred in our Canadian and Australian entities due to their respective functional currencies. During the year, the Canadian dollar traded in a range of $0.7276 to $0.8245, closing the year at $0.7829, and the Australian dollar traded between $0.7207 and $0.8080, closing the year at $0.7687.

Our near-term cash requirements include funding of the acquisition of the U.S. oil & gas royalties in the Delaware Basin, which was funded subsequent to year-end, commitments under the Cobre Panama stream agreement, corporate administration costs, certain costs of operations, payment of dividends and income taxes directly related to the recognition of royalty and stream revenues. As a royalty/stream company, there are limited requirements for capital expenditures other than for the acquisition of additional royalties/streams and working interests' capital commitments. Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity or debt securities or use of our credit facility. We believe that our current cash resources, our available credit facility and future cash flows will be sufficient to cover the cost of our commitments under the various stream agreements, administrative expenses, costs of operations and dividend payments for the foreseeable future.

33

Purchase Commitments

The following table summarizes Franco-Nevada's commitments to pay for gold, silver and PGM pursuant to the associated precious metals agreements:

	Attributable Payable
	Production to be Purchased					Per Ounce Cash Payment (1),(2)
											Term of		Date of
Interest	Gold		Silver		PGM	Gold		Silver		PGM	Agreement(3)		Contract
Antamina	0%		22.5%	(4)	0%	n/a		5%	(5)	n/a	40 years		7‑Oct‑15
Antapaccay	—%	(6)	—%	(7)	0%	20%	(8)	20%	(9)	n/a	40 years		10‑Feb‑16
Candelaria	68%	(10)	68%	(10)	0%	$400		$4.00		n/a	40 years		6‑Oct‑14
Cobre Panama I(25)	—%	(11)	—%	(12)	0%	$418	(13)	$6.27	(14)	n/a	40 years		22‑Jan‑18
Cobre Panama II(25)	—%	(15)	—%	(16)	0%	20%	(17)	20%	(18)	n/a	40 years		22‑Jan‑18
Karma	4.875%	(19)	0%		0%	20%	(20)	n/a		n/a	40 years		11‑Aug‑14
Guadalupe-Palmarejo	50%		0%		0%	$800		n/a		n/a	40 years		2‑Oct‑14
Sabodala	6%	(21)	0%		0%	20%	(22)	n/a		n/a	40 years		12‑Dec‑13
MWS	25%		0%		0%	$400		n/a		n/a	40 years	(23)	2‑Mar‑12
Cooke 4	7%		0%		0%	$400		n/a		n/a	40 years		5‑Nov‑09
Sudbury(24)	50%		0%		50%	$400		n/a		$400	40 years		15‑Jul‑08

1	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Karma, Guadalupe-Palmarejo, and Sabodala.
2	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Guadalupe-Palmarejo.
3	Subject to successive extensions.
4	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.
5	Purchase price is 5% of the average silver price at the time of delivery.
6

Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped.

7

Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped.

8	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold.
9	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver.
10	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.
11

Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced to 1,716,188 ounces of gold delivered thereafter 63.4% of the gold in concentrate.

12

Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced to 29,731,000 ounces of silver delivered, thereafter 62.1% of the silver.

13

In accordance with the terms of the agreement, the purchase price was adjusted from $406 per ounce to $418.27 per ounce after November 2018 on the initial gold deliveries. After 808,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce.

14

In accordance with the terms of the agreement, the purchase price was adjusted from $6.09 per ounce to $6.27 per ounce after November 2018 on the initial silver deliveries. After 9,842,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce.

15

Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced to 429,047 ounces of gold delivered thereafter 15.85% of the gold in concentrate.

16

Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced to 7,432,750 ounces of silver delivered thereafter 15.53% of the silver in concentrate.

17	Purchase price is 20% of the spot price of gold.
18	Purchase price is 20% of the spot price of silver.
19	Gold deliveries are fixed at 15,000 ounces per annum from March 31, 2016 until February 28, 2021. Thereafter, percentage is 4.875%.
20	Purchase price is 20% of the average gold price at the time of delivery.
21	Gold deliveries are fixed at 1,875 ounces per month until December 31, 2019. Thereafter, percentage is 6% of gold produced.
22	Purchase price is 20% of prevailing market price at the time of delivery.
23	Agreement is capped at 312,500 ounces of gold.
24	The Company is committed to purchase 50% of the precious metals contained in ore from the properties. Cash payment is based on gold equivalent ounces.
25	Agreement amended subsequent to year-end.

Cobre Panama Stream Agreement

The Company has funding commitments under the Cobre Panama stream agreement as described in the Guidance section above.

34	FNV TSX NYSE	The Gold Investment that WORKS	2017 Annual Report

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

In particular, the areas which require management to make significant judgments, estimates and assumptions are the following:

Reserves and Resources

Royalty, stream and working interests comprise a large component of the Company's assets and as such, the reserves and resources of the properties to which the interests relate have a significant effect on the Company's financial statements. These estimates are applied in determining the depletion of and assessing the recoverability of the carrying value of royalty, stream and working interests. For mineral royalty and stream interests, the public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. For oil & gas interests, the estimated reserves in reserve reports prepared by previous independent petroleum consultants engaged by the Company or other qualified parties engaged by the Company reflect similar assessments of geological and geophysical studies and economic data and reliance on assumptions. These assumptions are, by their very nature, subject to interpretation and uncertainty.

The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of reserves and resources may materially affect the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty, stream and working interests.

Impairment of Royalty, Stream and Working Interests

Assessment of impairment of royalty, stream, working interests and oil & gas well equipment requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company's royalty, stream and working interests, investments measured at cost and/or oil & gas equipment. The assessment of fair values requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/resource conversion, foreign exchange rates, future capital expansion plans and the associated production implications. In addition, the Company may use other approaches in determining fair value which may include judgment and estimates related to (i) dollar value per ounce or pound of reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the assumptions and estimates used in determining the fair value of the royalty, stream or working interests, investments measured at cost, or oil & gas well equipment could impact the impairment analysis.

Asset Acquisition

The assessment of whether an acquisition meets the definition of a business, or whether assets are acquired is an area of key judgment. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty, stream or working interests generally requires a high degree of judgment, and include estimates of mineral reserves and resources acquired, future metal prices, discount rates and reserve/resource conversion. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

Income Taxes

The interpretation and application of existing tax laws, regulations or rules in Canada, Barbados, the United States, Australia or any of the countries in which the mining operations are located or to which shipments of silver or gold are made requires the use of judgment. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company's taxes, or other governmental charges, duties or impositions.

35

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable ounces. Therefore, the amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual results differ significantly from forecast. The Company reassesses its deferred income tax assets at the end of each reporting period.

The Canada Revenue Agency (“CRA”) is currently conducting an audit of Franco-Nevada's 2012, 2013 and 2014 taxation years. The audit is in its preliminary stages and the Company has not been informed of any issues by the CRA. Management believes that Franco-Nevada and its foreign subsidiaries are in full compliance with Canadian and foreign tax laws. However, there can be no assurance that the CRA will not challenge the manner in which Franco-Nevada and its foreign subsidiaries has filed its income tax returns and reported its income. In the event that the CRA successfully challenges the manner in which Franco-Nevada has filed its tax returns and reported its income, this could potentially result in additional income taxes, penalties and interest, which could have a material adverse effect on Franco-Nevada.

Functional Currency

The functional currency for each of the Company's subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

New and Amended Standards Adopted by the Company

The following standard was effective and implemented for the annual period as of January 1, 2017.

IAS 12 Income Taxes

IAS 12 Income Taxes provides guidance on the recognition of deferred tax assets. In January 2016, the IASB issued amendments to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset's tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments are effective for annual periods beginning on or after January 1, 2017. The Company has adopted the amendments to IAS 12 in its financial statements for the annual period beginning on January 1, 2017. The adoption of the amendments did not have a material impact on the consolidated financial statements.

IFRS Interpretations Committee on interest and penalties related to income taxes

In September 2017, the IFRS Interpretation Committee (IC) issued an agenda decision on interest and penalties related to income taxes. The agenda decision clarifies that if an entity considers that a particular amount payable or receivable for interest and penalties is an income tax, IAS 12 Income Taxes is applied to that amount. If an entity does not apply IAS 12 to an amount payable or receivable for interest and penalties, it applies IAS 37 Provisions, Contingent Liabilities and Contingent Assets to that amount. The agenda decision was effective immediately and did not have a material impact on the consolidated financial statements.

36	FNV TSX NYSE	The Gold Investment that WORKS	2017 Annual Report

New Accounting Standards Issued But Not Yet Effective

IFRS 9 Financial Instruments

On July 24, 2014, the IASB published the final version IFRS 9 Financial Instruments which brings together the classification, measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes a loss impairment model, amends the classification and measurement model for financial assets by adding a new fair value through comprehensive income category for certain debt instruments and provides additional guidance on how to apply the business model and contractual cash flow characteristics test. This final version of IFRS 9 supersedes all previous versions of IFRS 9 and is effective for periods beginning on or after January 1, 2018. The Company has completed its assessment of the impact of IFRS 9 and expects the following impacts upon adoption:

•

The Company will make an irrevocable election available under IFRS 9 to continue to measure its currently held long-term investment in equity securities at fair value through other comprehensive income (“OCI”). This election is available on an instrument–by-instrument basis. Under the new standard, all changes in the fair value will be recognized permanently in OCI with no subsequent transfer into earnings (loss), including upon derecognition. On adoption of IFRS 9, the Company expects to make an insignificant adjustment to opening retained earnings with a corresponding adjustment to accumulated other comprehensive income to retroactively adjust for historical gains (losses) previously recognized through earnings (loss). The new classification and measurement requirements under IFRS 9 are not expected to have a material impact on the Company's other financial assets and financial liabilities.

•

Under IAS 39, investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured can currently be measured at cost. This cost exemption is not available under IFRS 9. The Company holds one equity investment at cost, with a carrying value of $4.1 million as at December 31, 2017. The Company has assessed the fair value of the instrument based on valuation techniques that include inputs that are not based on observable market data and has concluded that the carrying value of the instrument approximates its fair value.

•

The introduction of the new expected credit loss model required to evaluate financial assets for impairment, rather than an incurred loss model currently being applied under IAS 39 does not have a significant impact on the Company's financial assets. The Company's financial assets which are currently subject to credit risk include cash and cash equivalents, short-term investments, receivables and loan receivables. The Company holds one loan receivable from Noront Resources Ltd. The loan receivable is carried at amortized cost and has a carrying value of $30.1 million as at December 31, 2017.

•	The reformed approach to hedge accounting will not have a significant impact on the Company.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. The new standard provides a comprehensive framework for recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 becomes effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively with early adoption permitted. The Company has completed its assessment of the impact of IFRS 15, including a review of its material contracts for each of its material revenue categories, and does not expect the new standard to have a material impact on the consolidated financial statements. The Company will adopt IFRS 15 for the annual period beginning January 1, 2018.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases, which requires lessees to recognize assets and liabilities for most leases. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively with early adoption permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16. The Company does not anticipate early adoption and is assessing the impact of adoption of this new standard on the consolidated financial statements.

IFRIC 23 Uncertainty over Income Tax Treatments

In June 2017, the IFRS Interpretation Committee issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12 Income Taxes are applied where there is uncertainty over income tax treatments. IFRIC 23 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively with early adoption permitted. The Company is in the process of assessing the impact of IFRIC 23 on the consolidated financial statements.

37

Outstanding Share Data

Franco-Nevada is authorized to issue an unlimited number of common and preferred shares. A detailed description of the rights, privileges, restrictions and conditions attached to each class of authorized shares is included in our most recent Annual Information Form, a copy of which can be found on SEDAR at www.sedar.com and in our Form 40‑F, a copy of which can be found on EDGAR at www.sec.gov.

As of March 6, 2018, the number of common shares outstanding or issuable pursuant to other outstanding securities is as follows:

Common Shares	Number
Outstanding	185,930,331
Issuable upon exercise of Franco-Nevada options(1)	955,603
Issuable upon vesting of Franco-Nevada RSUs	119,796
Diluted common shares	187,005,730

1	There were 955,603 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$15.41 to C$100.10 per share.

Franco-Nevada has not issued any preferred shares.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining Franco-Nevada's internal control over financial reporting and other financial disclosure and our disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Franco-Nevada's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Franco-Nevada; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Franco-Nevada are being made only in accordance with authorizations of management and directors of Franco-Nevada; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Franco-Nevada's assets that could have a material effect on Franco-Nevada's financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of Franco-Nevada for the periods presented in this MD&A.

Franco-Nevada's disclosure controls and procedures are designed to provide reasonable assurance that material information relating to Franco-Nevada, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared and that information required to be disclosed by Franco-Nevada in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and other financial disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

An evaluation was carried out under the supervision of the CEO and CFO and with the participation of management, of the effectiveness of the design and operation of Franco-Nevada's internal control over financial reporting as of the end of the period covered by this report based on the framework and criteria established in Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on that evaluation, the CEO and CFO have concluded that Franco-Nevada's internal control over financial reporting was effective as of December 31, 2017.

An evaluation was also carried out under the supervision of the CEO and CFO and with the participation of management, of the effectiveness of the design and operation of Franco-Nevada's disclosure controls and procedures (as defined under applicable Canadian securities laws and in Rule 13a – 15(e) and Rule 15d – 15(e) under the U.S. Securities Exchange Act of 1934), and based on that evaluation the CEO and the CFO have concluded that as of December 31, 2017, Franco-Nevada's disclosure controls and procedures were effective.

38	FNV TSX NYSE	The Gold Investment that WORKS	2017 Annual Report

For the year ended December 31, 2017, there has been no change in Franco-Nevada's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Franco-Nevada's internal control over financial reporting.

Franco-Nevada's report of management's assessment regarding internal control over financial reporting (as defined in Rule 13a‑15(f) or 15d‑15(f) under the U.S. Securities Exchange Act of 1934) is included in the Management's Report on Internal Control over Financial Reporting that accompanies Franco-Nevada's Annual Consolidated Financial Statements for the fiscal year ended December 31, 2017.

Non-IFRS Financial Measures

Adjusted EBITDA and Adjusted EBITDA per share

Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and earnings per share (“EPS”):

•	Income tax expense/recovery;
•	Finance expenses;
•	Finance income;
•	Depletion and depreciation;
•	Non-cash costs of sales;
•	Impairment charges related to royalty, stream and working interests;
•	Impairment of investments;
•	Gains/losses on sale of royalty, stream and working interests;
•	Gains/losses on investments;
•	Foreign exchange gains/losses and other income/expenses; and
•	Unusual non-recurring items.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. The Company also uses Margin, which is defined as Adjusted EBITDA divided by revenue, in its annual incentive compensation process to evaluate management's performance in increasing revenue and containing costs. Management believes that in addition to measures prepared in accordance with IFRS such as Net Income and Earnings per Share, our investors and analysts use Adjusted EBITDA and Adjusted EBITDA per share to evaluate the results of the underlying business of the Company, particularly since the excluded items are typically not included in our guidance, with the exception of depletion and depreciation expense. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of the Company's performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are only intended to provide additional information to investors and analysts, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other issuers.

39

Reconciliation of Net Income to Adjusted EBITDA:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2017	2016	2017	2016
Net Income	$43.5	$(4.5)	$194.7	$122.2
Income tax expense	16.9	13.4	41.3	45.7
Finance expenses	1.0	0.8	3.4	3.6
Finance income	(1.8)	(0.9)	(5.4)	(3.5)
Depletion and depreciation	63.8	67.2	273.0	273.8
Non-cash costs of sales	3.0	1.2	7.7	6.5
Impairment charges	—	67.5	—	67.5
Impairment of investments	4.5	—	4.5	—
Gain on sale of royalty interest	—	(14.1)	—	(14.1)
Gain on investments	(2.0)	(7.9)	(2.0)	(12.4)
Foreign exchange (gains)/losses and other (income)/expenses	(0.9)	(0.5)	(1.1)	(0.2)
Adjusted EBITDA	$128.0	$122.2	$516.1	$489.1
Basic weighted average shares outstanding	185.5	178.3	182.9	175.2
Basic EPS	$0.23	$(0.03)	$1.06	$0.70
Income tax expense	0.09	0.08	0.23	0.26
Finance expenses	0.01	—	0.02	0.02
Finance income	(0.01)	(0.01)	(0.03)	(0.02)
Depletion and depreciation	0.34	0.38	1.49	1.55
Non-cash costs of sales	0.02	0.01	0.04	0.04
Impairment charges	—	0.37	—	0.39
Impairment of investments	0.02	—	0.02	—
Gain on sale of royalty interest	—	(0.08)	—	(0.08)
Gain on investments	(0.01)	(0.03)	(0.01)	(0.07)
Foreign exchange (gains)/losses and other (income)/expenses	—	—	—	—
Adjusted EBITDA per share	$0.69	$0.69	$2.82	$2.79

Margin

Margin is a non-IFRS financial measure which is defined by the Company as Adjusted EBITDA divided by revenue. The Company uses Margin in its annual incentive compensation process to evaluate management's performance in increasing revenue and containing costs. Margin is intended to provide additional information, does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for a measure of performance in accordance with IFRS.

Reconciliation of Net Income to Margin:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except Margin)	2017	2016	2017	2016
Net Income	$43.5	$(4.5)	$194.7	122.2
Income tax expense	16.9	13.4	41.3	45.7
Finance expenses	1.0	0.8	3.4	3.6
Finance income	(1.8)	(0.9)	(5.4)	(3.5)
Depletion and depreciation	63.8	67.2	273.0	273.8
Non-cash costs of sales	3.0	1.2	7.7	6.5
Impairment charges	—	67.5	—	67.5
Impairment of investments	4.5	—	4.5	—
Gain on sale of royalty interest	—	(14.1)	—	(14.1)
Gain on investments	(2.0)	(7.9)	(2.0)	(12.4)
Foreign exchange (gains)/losses and other (income)/expenses	(0.9)	(0.5)	(1.1)	(0.2)
Adjusted EBITDA	$128.0	$122.2	$516.1	$489.1
Revenue	167.2	155.3	675.0	610.2
Margin	76.6%	78.7%	76.5%	80.2%

40	FNV TSX NYSE	The Gold Investment that WORKS	2017 Annual Report

Adjusted Net Income and Adjusted Net Income per share

Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and EPS:

•	Foreign exchange gains/losses and other income/expenses;
•	Impairment charges related to royalty, stream and working interests;
•	Impairment of investments;
•	Gains/losses on sale of royalty, stream and working interests;
•	Gains/losses on investments;
•	Unusual non-recurring items; and
•	Impact of income taxes on these items.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as Net Income and Earnings per Share, our investors and analysts use Adjusted Net Income and Adjusted Net Income per share to evaluate the results of the underlying business of the Company, particularly since the excluded items are typically not included in our guidance. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of the Company's performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted Net Income:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2017	2016	2017	2016
Net Income	$43.5	$(4.5)	$194.7	$122.2
Foreign exchange (gains)/losses and other (income)/expenses	(2.7)	(0.5)	(2.9)	(0.2)
Impairment charges	—	67.5	—	67.5
Impairment of investments	4.5	—	4.5	—
Gain on sale of royalty interest	—	(14.1)	—	(14.1)
Gain on investments	—	(7.9)	—	(12.4)
Tax effect of adjustments	1.0	4.3	(0.1)	4.7
Other tax related adjustments:
Valuation allowance	—	(2.5)	0.1	(4.4)
Utilization of tax attributes for which no deferred tax asset was previously recognized	(1.3)	—	(5.1)	—
U.S. Tax Reform Impact	7.1	—	7.1	—
Impact of tax increases	—	0.6	—	1.0
Adjusted Net Income	$52.1	$42.9	$198.3	$164.4
Basic weighted average shares outstanding	185.5	178.3	182.9	175.2

Basic EPS	$0.23	$(0.03)	$1.06	$0.70
Foreign exchange (gains)/losses and other (income)/expenses	(0.01)	—	(0.01)	—
Impairment charges	—	0.37	—	0.38
Impairment of investments	0.02	—	0.02	—
Gain on sale of royalty interest	—	(0.08)	—	(0.08)
Gain on investments	—	(0.03)	—	(0.07)
Tax effect of adjustments	0.01	0.02	—	0.03
Other tax related adjustments:
Valuation allowance	—	(0.01)	—	(0.03)
Utilization of tax attributes for which no deferred tax asset was previously recognized	(0.01)	—	(0.03)	—
U.S. Tax Reform Impact	0.04	—	0.04	—
Impact of tax increases	—	—	—	0.01
Adjusted Net Income per share	$0.28	$0.24	$1.08	$0.94

41

Cautionary Statement on Forward-Looking Information

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management's expectations regarding Franco-Nevada's growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, and the acquisition of the additional Cobre Panama stream and its expected impact on future performance and results of operations. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and GEOs will be realized. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statements, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil & gas); fluctuations in the value of the Canadian, Australian dollar and Mexican Peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious diseases; and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company's ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; risks related to the completion of the acquisition of the additional Cobre Panama stream in accordance with its terms; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada's most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada's most recent Annual Report filed on Form 40‑F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

42	FNV TSX NYSE	The Gold Investment that WORKS	2017 Annual Report

Management's Report on Internal Control Over Financial Reporting

Franco-Nevada's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a‑15(f) and 15d‑15(f) under the United States Securities Exchange Act of 1934, as amended.

Franco-Nevada's management assessed the effectiveness of the Company's internal control over financial reporting as at December 31, 2017. Franco-Nevada's management conducted an evaluation of the Company's internal control over financial reporting based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on Franco-Nevada's management's assessment, Franco-Nevada's internal control over financial reporting is effective as at December 31, 2017.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2017 has been audited by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, as stated in their report appearing herein.

/s/ David Harquail	/s/ Sandip Rana
David Harquail	Sandip Rana
Chief Executive officer	Chief Financial officer

March 7, 2018

43

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Franco-Nevada Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Franco-Nevada Corporation and its subsidiaries, (together, the Company) as of December 31, 2017 and 2016, and the related consolidated statements of income and comprehensive income, cash flows and changes in shareholders' equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and their financial performance and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

44	FNV TSX NYSE	The Gold Investment that WORKS	2017 Annual Report

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 7, 2018

We have served as the Company's auditor since 2007.

45

Franco-Nevada Corporation

Consolidated Statements of Financial Position

(in millions of U.S. dollars)

	At December 31,	At December 31,
	2017	2016

ASSETS
Cash and cash equivalents (Note 5)	$511.1	$253.0
Receivables	65.9	71.1
Prepaid expenses and other (Note 7)	39.4	37.1
Current assets	616.4	361.2

Royalty, stream and working interests, net (Note 8)	3,939.2	3,668.3
Investments (Note 6)	203.1	147.4
Deferred income tax assets (Note 17)	14.5	21.3
Other assets (Note 9)	15.2	23.4
Total assets	$4,788.4	$4,221.6

LIABILITIES
Accounts payable and accrued liabilities (Note 10)	$21.5	$21.0
Current income tax liabilities	1.1	16.6
Current liabilities	22.6	37.6

Deferred income tax liabilities (Note 17)	60.3	37.5
Total liabilities	82.9	75.1

SHAREHOLDERS' EQUITY (Note 18)
Common shares	5,107.8	4,666.2
Contributed surplus	14.2	41.6
Deficit	(310.0)	(336.8)
Accumulated other comprehensive loss	(106.5)	(224.5)
Total shareholders' equity	4,705.5	4,146.5
Total liabilities and shareholders' equity	$4,788.4	$4,221.6

Commitments (Note 20)
Subsequent Events (Note 4 and 13)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors and authorized for issue on March 7, 2018.

/s/ Pierre Lassonde	/s/ Randall Oliphant
Pierre Lassonde	Randall Oliphant
Director	Director

46	FNV TSX NYSE	The Gold Investment that WORKS	2017 Annual Report

FRANCO-NEVADA CORPORATION

Consolidated Statements of Income and Comprehensive Income

(in millions of U.S. dollars, except per share amounts)

	For the year ended
	December 31,
	2017	2016
Revenue (Note 14)	$675.0	$610.2

Cost of sales
Costs of sales (Note 15)	142.0	105.8
Depletion and depreciation (Note 8(a))	273.0	273.8
Total cost of sales	415.0	379.6
Gross profit	260.0	230.6

Other operating expenses (income)
Corporate administration	21.3	20.7
Business development	3.6	3.4
Impairment charges (Note 8(b))	—	67.5
(Gain) on sale of royalty interest (Note 8(c))	—	(14.1)
(Gain) on sale of gold bullion	(0.3)	(2.3)
Total other operating expenses (income)	24.6	75.2
Operating income	235.4	155.4
Foreign exchange gain (loss) and other income (expenses)	1.1	0.2
Realized gain on investments	2.0	12.4
Impairment of investments	(4.5)	—
Income before finance items and income taxes	234.0	168.0

Finance items
Finance income	5.4	3.5
Finance expenses (Note 13)	(3.4)	(3.6)
Net income before income taxes	236.0	167.9

Income tax expense (Note 17)	41.3	45.7
Net income	$194.7	$122.2

Other comprehensive income:
Items that may be reclassified subsequently to profit and loss:

Unrealized gain in the fair value of available-for-sale investments, net of income tax expense of $6.1 (2016 -‑$5.3) (Note 6)	38.4	52.9
Reclassification of realized loss (gain) in fair value of available-for-sale investments, net of income tax recovery of $0.2 (2016 - income tax expense of $1.6) (Note 6)	2.4	(10.6)
Currency translation adjustment	77.2	21.3
Other comprehensive income	118.0	63.6

Total comprehensive income	$312.7	$185.8
Basic earnings per share (Note 19)	$1.06	$0.70
Diluted earnings per share (Note 19)	$1.06	$0.69

The accompanying notes are an integral part of these consolidated financial statements.

47

Franco-Nevada Corporation

Consolidated Statements of Cash Flows

(in millions of U.S. dollars)

	For the year ended
	December 31,
	2017	2016
Cash flows from operating activities
Net income	$194.7	$122.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	273.0	273.8
Non-cash costs of sales	7.7	6.5
Share-based payments	4.6	5.0
Impairment charges (Note 8(b))	—	67.5
Gain on sale of royalty interest	—	(14.1)
Unrealized foreign exchange (gain) loss	(1.7)	0.5
Mark-to-market on warrants	0.2	(0.4)
Gain on investments	(2.0)	(12.4)
Impairment of investments	4.5	—
Deferred income tax expense	21.8	3.5
Other non-cash items	(2.1)	(1.2)
Acquisition of gold bullion	(24.1)	(53.5)
Proceeds from sale of gold bullion	19.0	67.3
Operating cash flows before changes in non-cash working capital	495.6	464.7
Changes in non-cash working capital:
Decrease (increase) in receivables	5.2	(6.0)
Decrease (increase) in prepaid expenses and other	3.3	(4.5)
(Decrease) increase in current liabilities	(15.5)	16.8
Net cash provided by operating activities	488.6	471.0

Cash flows from investing activities
Proceeds from sale of investments	12.6	28.6
Proceeds from sale of royalty interest	—	30.3
Acquisition of investments	(12.3)	(1.6)
Acquisition of royalty, stream and working interests	(499.5)	(744.8)
Acquisition of oil & gas well equipment	(1.7)	(2.1)
Acquisition of property and equipment	—	(0.2)
Net cash used in investing activities	(500.9)	(689.8)

Cash flows from financing activities
Net proceeds from issuance of common shares	—	883.5
Repayment of Credit Facility	—	(460.0)
Credit facility amendment costs	(1.0)	—
Payment of dividends	(125.8)	(118.1)
Proceeds from exercise of warrants	356.4	—
Proceeds from exercise of stock options	10.1	16.3
Net cash provided by financing activities	239.7	321.7
Effect of exchange rate changes on cash and cash equivalents	30.7	0.9
Net change in cash and cash equivalents	258.1	103.8
Cash and cash equivalents at beginning of year	253.0	149.2
Cash and cash equivalents at end of year	$511.1	$253.0
Supplemental cash flow information:
Cash paid for interest expense and loan standby fees	$2.4	$3.0
Income taxes paid	$38.2	$30.7

The accompanying notes are an integral part of these consolidated financial statements.

48	FNV TSX NYSE	The Gold Investment that WORKS	2017 Annual Report

Franco-Nevada Corporation

Consolidated Statements of Changes in Shareholders' Equity

(in millions of U.S. dollars)

			Accumulated
			other
	Share capital	Contributed	comprehensive
	(Note 18)	Surplus	income (loss)	Deficit	Total Equity
Balance at January 1, 2017	$4,666.2	$41.6	$(224.5)	$(336.8)	$4,146.5
Net income	—	—	—	194.7	194.7
Other comprehensive income	—	—	118.0	—	118.0
Total comprehensive income					312.7
Exercise of stock options	14.1	(4.0)	—	—	10.1
Exercise of warrants	382.9	(26.5)	—	—	356.4
Share-based payments	—	5.6	—	—	5.6
Vesting of restricted share units	2.5	(2.5)	—	—	—
Dividend reinvestment plan	42.1	—	—	—	42.1
Dividends declared	—	—	—	(167.9)	(167.9)
Balance at December 31, 2017	$5,107.8	$14.2	$(106.5)	$(310.0)	$4,705.5

Balance at January 1, 2016	$3,709.0	$44.3	$(288.1)	$(302.2)	$3,163.0
Net income	—	—	—	122.2	122.2
Other comprehensive loss	—	—	63.6	—	63.6
Total comprehensive loss					185.8
Equity offering	893.9	—	—	—	893.9
Exercise of stock options	21.8	(5.5)	—	—	16.3
Share-based payments	—	5.6	—	—	5.6
Vesting of restricted share units	2.8	(2.8)	—	—	—
Dividend reinvestment plan	38.7	—	—	—	38.7
Dividends declared	—	—	—	(156.8)	(156.8)
Balance at December 31, 2016	$4,666.2	$41.6	$(224.5)	$(336.8)	$4,146.5

The accompanying notes are an integral part of these consolidated financial statements.

49

Franco-Nevada Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Expressed in millions of U.S. dollars except share and per share amounts)

Note 1 – Corporate Information

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) is incorporated under the Canada Business Corporations Act. The Company is a gold-focused royalty and stream company with additional interests in silver, platinum group metals, oil & gas and other resource assets. The majority of revenues are generated from a diversified portfolio of properties in the United States, Canada, Mexico, Peru, Chile, Australia and Africa. At December 31, 2017, the portfolio includes approximately 341 assets covering properties at various stages from production to early stage exploration.

The Company's shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and the Company is domiciled in Canada. The Company's head and registered office is located at 199 Bay Street, Suite 2000, Toronto, Ontario, Canada.

Note 2 – Significant accounting policies

(a)Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, except for cash and cash equivalents, available-for-sale investments and derivatives which are measured at fair value. IFRS comprise IFRS, International Accounting Standards (“IAS”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”) and the former Standing Interpretations Committee (“SIC”). These consolidated financial statements were authorized for issuance by the Board of Directors on March 7, 2018.

(b)Principles of  consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (its “subsidiaries”) (together the “Company”).

(i)	Subsidiaries

These consolidated financial statements include the accounts of Franco-Nevada and its subsidiaries. All intercompany accounts, transactions, income and expenses, and profits or losses have been eliminated on consolidation. The Company consolidates subsidiaries where it has the ability to exercise control. Control of an investee is defined to exist when the Company is exposed to variable returns from its involvement in the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, it has all of the following: power over the investee (i.e. existing rights that give the Company the current ability to direct the relevant activities of the investee); exposure, or rights, to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect its returns. Control is presumed to exist where the Company owns more than one half of the voting rights unless it can be demonstrated that ownership does not constitute control. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. The consolidated financial statements include all assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating intercompany transactions.

50	FNV TSX NYSE	The Gold Investment that WORKS	2017 Annual Report

All subsidiaries of the Company and their geographic locations at December 31, 2017 were as follows:

Entity	Jurisdiction	Economic Interest
Franco-Nevada U.S. Corporation	Delaware	100%
Franco-Nevada GLW Holdings Corp.	British Columbia	100%
Franco-Nevada Mexico Corporation, S.A. de C.V.	Mexico	100%
Franco-Nevada Canada Holdings Corp.	Canada	100%
Franco-Nevada (Barbados) Corporation	Barbados	100%
Franco-Nevada Australia Pty Ltd.	Australia	100%
Franco-Nevada LRC Holdings Corp.	British Columbia	100%
Franco-Nevada Alberta Holdings ULC	Alberta	100%
Franco-Nevada U.S. Holding Corp.	Delaware	100%
Franco-Nevada Delaware LLC	Delaware	100%
Franco-Nevada Texas LP(1)	Texas	100%
Minera Global Copper Chile S.A.	Chile	100%
Franco-Nevada Alberta Corporation	Alberta	100%
FN Subco Inc.	British Columbia	100%
Franco-Nevada Idaho Corporation	Delaware	100%
FN Holdings ULC	Alberta	100%

1	Added during the year.

All the above entities are classified as subsidiaries of the Company. There are no significant restrictions on the Company's ability to access or use assets or settle liabilities of its subsidiaries.

(ii)	Joint arrangements

A joint arrangement is defined as an arrangement over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about relevant activities (being those that significantly affect the returns of the arrangement) require unanimous consent of the parties sharing control. There are two types of joint arrangement, joint operations (“JO”) and joint ventures (“JV”).

A  JO is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. In relation to the Company's interest in any JO, the Company would recognize its share of any assets, liabilities, revenues and expenses of the JO.

The Company participates in joint operations with respect to oil & gas working interests but does not have joint control. A working interest is an ownership position in the oil & gas property and related operating assets, whereby the Company is liable for its proportionate share of gross costs of capital and operations based on information received from the operator. The Company's share of the assets, liabilities, revenues and expenses of the joint operation are recognized in the statements of financial position and statements of income and comprehensive income (loss).

(c)Business combinations

On the acquisition of a business, the acquisition method of accounting is used whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) of the business on the basis of the fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, which period shall not exceed twelve months from the acquisition date and are adjusted to reflect the transaction as of the acquisition date.

The results of businesses acquired during the period are consolidated into the consolidated financial statements from the date on which control commences at the date of acquisition and taken out of the consolidated financial statements from the date on which control ceases.

51

When all or part of the purchase consideration is contingent on future events, the cost of the acquisition initially recorded includes an estimate of the fair value of the contingent liability amounts expected to be payable in the future. The cost of acquisition is adjusted when revised estimates are made, with corresponding adjustments made to the consolidated statement of income and comprehensive income (loss).

When a business is acquired in a number of stages, the cost of each stage is compared with the fair value of the identifiable net assets at the date of that purchase. When the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to the Company's share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of income and comprehensive income (loss). Acquisition costs are expensed.

(d)Currency translation

(i)	Functional and presentation currency

The functional currency for each entity within the Franco-Nevada group is the currency of the primary economic environment in which it operates.

These consolidated financial statements are expressed in United States dollars, which is the functional currency of some of the subsidiaries. The parent Company's functional currency is the Canadian dollar. The U.S. dollar is used as the presentation currency of the Company to ensure comparability with the Company's peers. References herein to C$ are to Canadian dollars.

(ii)	Foreign currency transactions and balances

Foreign currency transactions are translated into the functional currency of the respective subsidiary, using the exchange rate prevailing at the dates of the transaction (spot exchange rates). Foreign exchange gains and losses resulting from the settlement of such transactions and the re-measurement of monetary items and available-for-sale securities at the date of the consolidated statements of financial position are recognized in net income. Non-monetary items measured at historical cost are translated into the functional currency using the exchange rate at the date of the transaction.

The results and financial position of the subsidiaries that have a functional currency different from the presentation currency are translated into U.S. dollars, the group's presentation currency, as follows:

•	assets and liabilities for each subsidiary are translated at the closing exchange rate at the date of the balance sheet;
•	income and expenses for each subsidiary are translated at the average exchange rates during the period; and
•	all resulting exchange differences are charged/credited to the currency translation adjustment in other comprehensive income (loss).

(e)Royalty, stream and working interests

Royalty, stream and working interests consist of acquired royalty interests, stream metal purchase agreements, and working interests in producing, advanced/development and exploration stage properties. Royalty, stream and working interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses. The cost of royalty, stream and working interests is determined by reference to the cost model under IAS 16 Property, Plant and Equipment. The major categories of the Company's interests are producing, advanced and exploration. Producing assets are those that have generated revenue from steady-state operations for the Company or are expected to in the next year. Advanced assets are interests on projects which are not yet producing, but where in management's view, the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. Exploration assets represent interests on projects where technical feasibility and commercial viability of extracting a mineral resource are not demonstrable. Royalty, stream and working interests for producing and advanced assets are recorded at cost and capitalized in accordance with IAS 16, while exploration assets are recorded and capitalized in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources.

Management uses the following criteria in its assessment of technical feasibility and commercial viability:

(i)

Geology: there is a known mineral deposit which contains mineral reserves or resources; or the project is adjacent to a mineral deposit that is already being mined or developed and there is sufficient geologic certainty of converting the deposit into mineral reserves or resources.

(ii)

Accessibility and authorization: there are no significant unresolved issues impacting the accessibility and authorization to develop or mine the mineral deposit, and social, environmental and governmental permits and approvals to develop or mine the mineral deposit appear obtainable.

52	FNV TSX NYSE	The Gold Investment that WORKS	2017 Annual Report

Producing mineral royalty and stream interests are depleted using the units-of-production method over the life of the property to which the interest relates. The life of the property is estimated using life of mine models specifically associated with the mineral royalty or stream properties which include proven and probable reserves and may include a portion of resources expected to be converted into reserves. Where life of mine models are not available, the Company uses publicly available statements of reserves and resources for the mineral royalty or stream properties to estimate the life of the property and portion of resources that the Company expects to be converted into reserves. Where life of mine models and publicly available reserve and resource statements are not available, depletion is based on the Company's best estimate of the ounces to be produced and delivered under the contract. The Company relies on information available to it under contracts with operators and/or public disclosures for information on reserves and resources from the operators of the producing mineral and stream interests.

Producing oil & gas interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available estimated proved and probable reserves specifically associated with the oil & gas properties. For oil & gas interests, management engages previous reserve reports prepared by independent petroleum consultants engaged by the Company or engages other qualified parties.

On acquisition of a producing royalty, stream or working interest, an allocation of its fair value is attributed to the exploration potential of the interest. The estimated fair value of this acquired exploration potential is recorded as an asset (non-depreciable interest) on the acquisition date. Updated reserve and resource information obtained from the operators of the royalty, stream or working interest properties is used to determine the amount to be converted from non-depreciable interest to depreciable interest. If the cost of a royalty, stream or working interest includes contingent consideration, the contingent consideration is measured at fair value on the date of acquisition and included in the cost of the interest. Any changes in the fair value of the contingent consideration subsequent to the acquisition date are recorded against the cost of the interest acquired.

Royalty, stream and working interests for advanced and exploration assets are recorded at cost and capitalized in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources. Acquisition costs of advanced and exploration stage royalty, stream and working interests are capitalized and are not depleted until such time as revenue-generating activities begin. The Company may receive advanced minimum payments prior to the commencement of production on some of its interests. In these circumstances, the Company would record depletion expense as described above, up to a maximum of the total of the advanced minimum payment received.

(f)Working interests in oil & gas properties

Acquired oil & gas working interests are accounted for at cost and capitalized as tangible assets of developing or operating properties, or in accordance with IFRS 6 for exploration properties. For each oil & gas property on which the Company has a working interest, the Company bears its proportionate share of the gross costs of capital and operations based on information received from the operator. Such capital costs are capitalized to oil & gas well equipment which is a component of other assets on the statement of financial position.

Capitalized costs, other than those related to oil & gas well equipment, are depreciated when the asset is available for its intended use on a units-of-production basis, whereby the denominator is the proved and probable reserves associated with the oil & gas properties. For oil & gas well equipment, capitalized costs are depreciated by application of a 25% declining balance method.

(g)Impairment of non-financial assets

Producing and advanced mineral, stream and oil & gas interests are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Impairment is assessed at the level of cash-generating units (“CGUs”) which, in accordance with IAS 36 Impairment of Assets, are identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets. This is usually at the individual royalty, stream, oil & gas or working interest level for each property from which cash inflows are generated.

53

An impairment loss is recognized for the amount by which the asset's carrying value exceeds its recoverable amount, which is the higher of fair value less costs of disposal (“FVLCD”) and value-in-use (“VIU”). The future cash flow expected is derived using estimates of proven and probable reserves, a portion of resources that is expected to be converted into reserves and information regarding the mineral, stream and oil & gas properties, respectively, that could affect the future recoverability of the Company's interests. Discount factors are determined individually for each asset and reflect their respective risk profiles. In certain circumstances, the Company may use a market approach in determining the recoverable amount which may include an estimate of (i) net present value of estimated future cash flows; (ii) dollar value per ounce or pound of reserve/resource; (iii) cash-flow multiples; and/or (iv) market capitalization of comparable assets. Impairment losses are charged to the mineral, stream or oil & gas interest or working interest and any associated oil & gas well equipment in the case of working interests. Assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the conditions that gave rise to the recognition of an impairment loss are subsequently reversed and the asset's recoverable amount exceeds its carrying amount. Impairment losses can be reversed only to the extent that the recoverable amount does not exceed the carrying value that would have been determined had no impairment been recognized previously.

Gold bullion, prepaid gold and prepaid expenses are similarly assessed for impairment whenever indicators of impairment exist in accordance with IAS 36. An impairment loss is recognized for the amount by which the asset's carrying value exceeds its recoverable amount, which is the higher of FVLCD and VIU.

Mineral and oil & gas interests classified as exploration are assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized for the amount by which the asset's carrying value exceeds its recoverable amount, which is the higher of FVLCD and VIU. An interest that has previously been classified as exploration is also assessed for impairment before reclassification to either advanced or producing, and the impairment loss, if any, is recognized in net income.

(h)Financial instruments

Financial assets and financial liabilities are recognized on the Company's statement of financial position when the Company has become a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payables, accrued liabilities, debt, and investments, including equity investments, loans receivable, warrants and term deposits. Financial instruments are recognized initially at fair value.

(i)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held with banks and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are classified as available-for-sale and measured at fair value.

(ii)	Receivables

Receivables, other than those related to agreements with provisional pricing mechanisms, are classified as loans and receivables and are initially recorded at fair value of the amount expected to be received and subsequently measured at amortized cost less any provision for impairment.

Individual receivables are considered for recoverability when they are past due or when other objective evidence is received that a specific counterparty will default. Impairments for receivables are presented in the consolidated statement of income and comprehensive income (loss).

(iii)	Investments

Investments comprise equity interests in publicly-traded and privately-held entities, marketable securities with original maturities at the date of the purchase of more than three months and a loan receivable.

Available-for-sale investments are recognized initially at fair value plus transaction costs. Subsequent to initial recognition, available-for-sale investments are measured at fair value and changes in the fair value are recognized directly in other comprehensive income (loss), except for impairment losses, which are recognized in net income in the consolidated statement of income and comprehensive income (loss). When an available-for-sale investment is sold or impaired, the accumulated gains or losses are reversed from accumulated other comprehensive income (loss) and included in other income (expense) or impairment of investments in the statement of income and comprehensive income (loss).

54	FNV TSX NYSE	The Gold Investment that WORKS	2017 Annual Report

Where the Company holds an investment in a privately-held entity for which there is no active market and for which there is no reliable estimate of fair value, the investment is carried at cost less any provision for impairment.

Translation differences on equity securities classified as available-for-sale, are included in other comprehensive income (loss).

Derivative investments, such as warrants and receivables related to agreements with provisional pricing mechanisms, are classified as fair value through profit and loss and are recognized initially at fair value. Subsequent to initial recognition, derivatives are measured at fair value. Changes in the fair value of receivables related to agreements with provisional pricing mechanisms are recognized in revenue in the statement of income and other comprehensive income (loss). Changes in fair value of warrants are recognized as other income (expenses) in the statement of income and comprehensive income (loss).

Loans receivable are classified as loans and receivables because they have fixed or determinable payments and are not quoted in an active market. Loans are measured at amortised cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate method and presented as finance income in the statement of income and comprehensive income (loss).

(iv)	Financial liabilities

Financial liabilities, including accounts payable, accrued liabilities and debt, are classified as other financial liabilities at amortized cost using the effective interest method.

(v)	Impairment of financial assets

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. Financial assets are considered to be impaired if objective evidence indicates that a change in the market, economic or legal environment in which the Company invested has had a negative effect on the estimated future cash flows of that asset. For equity securities classified as available-for-sale, a significant or prolonged decline in fair value of the security below its cost is also evidence that the assets may be impaired. If such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, is removed from accumulated other comprehensive income (loss) and recognized as an impairment on investments in net income in the statement of income and other comprehensive income (loss). An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate.

Impairment losses are recognized in net income. For financial assets measured at amortized cost, any reversal of impairment is recognized in net income in subsequent periods if the fair value of the financial assets increase and the increase can be objectively related to an event occurring after the impairment loss was recognized in net income. If the value of the previously impaired available-for-sale equity investment subsequently recovers, additional unrealized gains are recorded in other comprehensive income (loss) and the previously recorded impairment losses are not reversed.

(i)Revenue recognition

Revenue comprises revenue earned in the period from royalty, stream and working interests and dividend income. Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty, stream and/or working interest agreements. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

For royalty interests, revenue recognition generally occurs in the month of production from the royalty property. For stream and working interests, relevant commodities received from the stream or working interest operators are sold to the Company's third party customers. Revenue from these sales is recognized when title and risks of the delivered commodity are passed on to the Company's third party customers.

55

Under the terms of certain revenue stream agreements and concentrate sales contracts with independent smelting companies, sales prices are provisionally set on a specified future date after shipment based on market prices. Revenue is recorded under these contracts at the time of shipment, which is also when the risk and rewards of ownership pass to the smelting companies, using forward commodity prices on the expected date that final sales prices will be fixed. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market commodity prices, and result in an embedded derivative in the receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of stream revenue.

(j)Gold and silver sales

Gold and silver, including gold and silver received under stream agreements, is sold primarily in the spot market. The sales price is fixed at the delivery date based on the gold or silver spot prices. The Company records the sales when title and risks of the delivered commodity are passed on to the Company's third party customers.

(k)Oil & gas sales

Revenue from the sale of crude oil, natural gas and natural gas liquids is recorded at the time it enters the pipeline system, which is also when risks and rewards of ownership are transferred. At the time of delivery of oil & gas, revenues are determined based upon contracts by reference to monthly market commodity prices plus certain price adjustments. Price adjustments include product quality and transportation adjustments and market differentials.

(l)Costs of sales

Costs of sales includes various mineral and oil & gas production taxes that are recognized with the related revenues and the Company's share of the gross operating costs for the working interests in the oil & gas properties.

For stream agreements, the Company purchases gold and/or silver for a cash payment of the lesser of a set contractual price, subject to annual inflationary adjustments, and the prevailing market price per ounce of gold and/or silver when purchased. Under certain stream agreements, the Company purchases gold and/or silver for a cash payment that is a fixed percentage of the prevailing market price per ounce of gold and/or silver when purchased.

In certain instances, the Company purchases a fixed amount of gold by providing an initial deposit. The initial deposit is recorded as a prepaid gold asset and classified within current prepaid expenses and other assets or non-current other assets dependent on whether delivery will occur within 12 months of the reporting date. When gold is delivered to the Company it is recorded as inventory until such time as it is sold and the cost of the gold is recorded as a cost of sale.

(m)Income taxes

The income tax expense or recovery represents the sum of current and deferred income taxes.

Current income tax payable is based on taxable profit for the year. Taxable profit differs from net income as reported in the consolidated statement of income and other comprehensive income (loss) because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company's liability for current tax is calculated by using tax rates and laws that have been enacted or substantively enacted at the statement of financial position date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the statement of financial position liability method. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary differences arise from initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated at the tax rates that are enacted or substantively enacted at the statement of financial position date and are expected to apply to the period when the deferred tax asset is realized or the liability is settled. Deferred tax is charged or credited in the consolidated statement of income and other comprehensive income (loss), except when it relates to items credited or charged directly to equity, in which case the deferred tax is also accounted for within equity.

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(n)Stock options

The Company may issue equity-settled share-based payments to directors, officers, employees and consultants under the terms of its share compensation plan. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the date of grant of equity-settled share-based payments is expensed over the expected service period with a corresponding entry to contributed surplus and is based on the Company's estimate of shares that will ultimately vest.

Fair value is measured by use of the Black-Scholes option pricing valuation model. The expected life used in the model is adjusted, based on management's best estimate, for the effect of non-transferability, exercise restrictions and behavioural considerations. Expected volatility is estimated by considering historic average share price volatility. Any consideration paid or received upon the exercise of the stock options or purchase of shares is credited to share capital.

(o)Deferred share units

Non-executive directors may choose to convert their directors' fees into deferred share units (“DSUs”) under the terms of the Company's deferred share unit plan (the “DSU Plan”). Directors must elect to convert their fees prior to January 1 in each year. The Company may also award DSUs to non-executive directors under the DSU Plan as compensation. When dividends are declared by the Company, directors are also credited with dividend equivalents in the form of additional DSUs based on the number of vested DSUs each director holds on the record date for the payment of a dividend. The fair value of DSUs at the time of conversion or award, as applicable, is determined with reference to the weighted average trading price of the Company's common shares over the five trading days immediately preceding the date of conversion or award, as applicable. The fair value of the DSUs, which are settled in cash, is recognized as a share-based compensation expense with a corresponding increase in liabilities, over the service period. The fair value of the DSUs is marked to the quoted market price of the Company's common shares at each reporting date with a corresponding change in the consolidated statement of income and comprehensive income (loss).

(p)Restricted share units

The Company may grant restricted share units to officers and employees under the terms of its share compensation plan. The Company plans to settle every restricted share unit with one common share of the parent company. The Company recognizes the fair value of the restricted share units as share-based compensation expense which is determined with reference to the weighted average trading price of the Company's common shares over the five trading days immediately preceding the date of issuance. The amount recognized reflects the number of awards for which the related service and non-market performance conditions associated with these awards are expected to be met. The Company expenses the fair value of the restricted share units over the applicable service period, with a corresponding increase in contributed surplus. For performance vesting conditions, the grant date fair value of the restricted share unit is measured to reflect such conditions and this estimate is not updated between expected and actual outcomes.

(q)Segment reporting

The Company manages its business under a single operating segment, consisting of resource sector royalty/stream acquisitions and management activities. All of the Company's assets and revenues are attributable to this single operating segment.

The operating segment is reported in a manner consistent with the internal reporting provided to the Chief Executive Officer (“CEO”) who fulfills the role of the chief operating decision-maker. The CEO is responsible for allocating resources and assessing performance of the Company's operating segment.

(r)Earnings per share

Basic earnings per share is computed by dividing the net income or loss by the weighted average number of common shares outstanding during each period. Diluted earnings per share reflects the effect of all potentially dilutive common share equivalents, which includes dilutive share options and restricted share units granted to employees and warrants computed using the treasury stock method.

57

New and Amended Standards Adopted by the Company

The following standard was effective and implemented for the annual period as of January 1, 2017.

IAS 12 Income Taxes

IAS 12 Income Taxes provides guidance on the recognition of deferred tax assets. In January 2016, the IASB issued amendments to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset's tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments are effective for annual periods beginning on or after January 1, 2017. The Company has adopted the amendments to IAS 12 in its financial statements for the annual period beginning on January 1, 2017. The adoption of the amendments did not have a material impact on the consolidated financial statements.

IFRS Interpretations Committee on interest and penalties related to income taxes

In September 2017, the IFRS Interpretation Committee (IC) issued an agenda decision on interest and penalties related to income taxes. The agenda decision clarifies that if an entity considers that a particular amount payable or receivable for interest and penalties is an income tax, IAS 12 Income Taxes is applied to that amount. If an entity does not apply IAS 12 to an amount payable or receivable for interest and penalties, it applies IAS 37 Provisions, Contingent Liabilities and Contingent Assets to that amount. The agenda decision was effective immediately and did not have a material impact on the consolidated financial statements.

New Accounting Standards Issued But Not Yet Effective

IFRS 9 Financial Instruments

On July 24, 2014, the IASB published the final version IFRS 9 Financial Instruments which brings together the classification, measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes a loss impairment model, amends the classification and measurement model for financial assets by adding a new fair value through comprehensive income category for certain debt instruments and provides additional guidance on how to apply the business model and contractual cash flow characteristics test. This final version of IFRS 9 supersedes all previous versions of IFRS 9 and is effective for periods beginning on or after January 1, 2018. The Company has assessed the impact of IFRS 9 on the consolidated financial statements. The Company has completed its assessment of the impact of IFRS 9 and expects the following impacts upon adoption:

•

The Company will make an irrevocable election available under IFRS 9 to continue to measure it's currently held long-term investment in equity securities at fair value through other comprehensive income (“OCI”). This election is available on an instrument-by-instrument basis. Under the new standard, all changes in the fair value will be recognized permanently in OCI with no subsequent transfer into earnings (loss), including upon derecognition. On adoption of IFRS 9, the Company expects to make an insignificant adjustment to opening retained earnings with a corresponding adjustment to accumulated other comprehensive income to retroactively adjust for historical gains (losses) previously recognized through earnings (loss). The new classification and measurement requirements under IFRS 9 are not expected to have a material impact on the Company's other financial assets and financial liabilities.

•

Under IAS 39, investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured can currently be measured at cost. This cost exemption is not available under IFRS 9. The Company holds one equity investment at cost, with a carrying value of $4.1 million as at December 31, 2017. The Company has assessed the fair value of the instrument based on valuation techniques that include inputs that are not based on observable market data. The fair value approximates the carrying value of the instrument as of the date adoption and as such the Company has concluded no adjustment is required. However, the previous impairment of this investment that was recorded in 2013 amounting to $24.2 million will be reclassified from deficit to other comprehensive loss upon adoption.

•

IFRS 9 introduces a new expected credit loss model required to evaluate financial assets for impairment, rather than an incurred loss model currently being applied under IAS 39. The Company's financial assets which are currently subject to credit risk include cash and cash equivalents, short-term investments, receivables and loan receivables. The Company holds one loan receivable from Noront Resources Ltd. The loan receivable is carried at amortized cost and has a carrying value of $30.1 million as at December 31, 2017. The Company has assessed the expected credit losses on its financial assets as nominal. The introduction of the new expected credit loss model required to evaluate financial assets for impairment does not have a significant impact on the Company's financial assets.

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IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. The new standard provides a comprehensive framework for recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 becomes effective for annual periods beginning on or after January 1, 2018 and can be applied retrospectively or modified retrospectively with early adoption permitted. The Company has completed its assessment of the impact of IFRS 15, including a review of its material contracts for each of its material revenue categories, and does not expect the new standard to have a material impact on the consolidated financial statements. The Company will adopt IFRS 15 for the annual period beginning January 1, 2018 using the modified retrospective approach.

IFRIC 23 Uncertainty over Income Tax Treatments

In June 2017, the IFRS Interpretation Committee issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12 Income Taxes are applied where there is uncertainty over income tax treatments. IFRIC 23 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively with early adoption permitted. The Company is in the process of assessing the impact of IFRIC 23 on the consolidated financial statements.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases, which requires lessees to recognize assets and liabilities for most leases. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively with early adoption permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16. The Company does not anticipate early adoption and is assessing the impact of adoption of this new standard on the consolidated financial statements.

Note 3 – Significant judgments, estimates and assumptions

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

In particular, the areas which require management to make significant judgments, estimates and assumptions in determining carrying values are:

Reserves and Resources

Royalty, stream and working interests comprise a large component of the Company's assets and as such, the reserves and resources of the properties to which the interests relate have a significant effect on the Company's financial statements. These estimates are applied in determining the depletion of and assessing the recoverability of the carrying value of royalty, stream and working interests. For mineral royalty and stream interests, the public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. For oil & gas interests, the estimated reserves in reserve reports prepared by previous independent petroleum consultants engaged by the Company or other qualified parties engaged by the Company reflect similar assessments of geological and geophysical studies and economic data and reliance on assumptions. These assumptions are, by their very nature, subject to interpretation and uncertainty.

The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of reserves and resources may materially affect the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty, stream and working interests.

59

Impairment of Royalty, Stream and Working Interests

Assessment of impairment of royalty, stream, working interests and oil & gas well equipment requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company's royalty, stream and working interests, investments measured at cost and/or oil & gas equipment. The assessment of fair values requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/resource conversion, foreign exchange rates, future capital expansion plans and the associated production implications. In addition, the Company may use other approaches in determining fair value which may include judgment and estimates related to (i) dollar value per ounce or pound of reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the assumptions and estimates used in determining the fair value of the royalty, stream or working interests, investments measured at cost, or oil & gas well equipment could impact the impairment analysis.

Asset Acquisition

The assessment of whether an acquisition meets the definition of a business, or whether assets are acquired is an area of key judgment. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty, stream or working interests generally requires a high degree of judgment, and include estimates of mineral reserves and resources acquired, future metal prices, discount rates and reserve/resource conversion. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

Income Taxes

The interpretation and application of existing tax laws, regulations or rules in Canada, Barbados, the United States, Australia or any of the countries in which the mining operations are located or to which shipments of silver or gold are made requires the use of judgment. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company's taxes, or other governmental charges, duties or impositions.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable ounces of silver and gold. Therefore, the amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual results differ significantly from forecast. The Company reassesses its deferred income tax assets at the end of each reporting period.

Functional Currency

The functional currency for each of the Company's subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

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Note 4 – Acquisitions and other transactions

(a)Acquisition of Bowen Basin Coal Royalties, Australia

Subsequent to year end, on February 28, 2018, Franco-Nevada, through a wholly-owned subsidiary, acquired a portfolio of metallurgical coal royalties located in the Bowen Basin of Queensland, Australia for a cash consideration of A$4.2 million. The portfolio includes certain claims that comprise the producing Moorvale mine, the Olive Downs project which had permitting applications, and another 33 exploration tenements. The Bowen Basin Coal royalty is a production payment of A$0.10 per tonne, adjusted for consumer price index changes since December 31, 1997.

(b)Acquisition of Additional Stream and Update on the Cobre Panama Project - Panama

The Company has a precious metals stream agreement for First Quantum Minerals Ltd.'s (“First Quantum”) Cobre Panama project (“Cobre Panama”). The project, which is located in Panama, is in the construction phase. Under the terms of the agreement, Franco-Nevada is funding a deposit of $1.0 billion against future deliveries of gold and silver from Cobre Panama. The deposit is funded on a pro-rata basis of 1:3 with First Quantum's 80% share of the capital costs in excess of $1.0 billion.

In 2017, the Company funded $264.4 million (2016 - $124.3 million) towards the stream, for a cumulative total of $726.6 million (2016 - $462.2 million) of its maximum $1.0 billion commitment. Capitalized costs for the Cobre Panama project of $734.4 million (2016 - $467.5 million) are included in royalty, stream and working interests on the consolidated statement of financial position as at December 31, 2017.

On September 7, 2017, the Company agreed to terms with First Quantum to purchase an additional precious metals stream from the Cobre Panama project for a purchase price of $178.0 million. This agreement was expanded to $356.0 million and signed on January 22, 2018 to also include a precious metal stream on the 10% indirect interest held by Korea Resources Corp. (“KORES”). The total purchase price of $356.0 million is payable as a one-time advance payment upon closing of the transaction which is expected to occur before the end of March. No additional pro-rata funding commitments will apply to the additional stream. The terms of the additional stream, other than the ongoing price, will be similar to the existing stream on the Cobre Panama project, including initially linking precious metals deliveries to copper in concentrate shipped. Full details of the terms of the additional precious metal stream are provided in Note 20 – Commitments.

(c)Acquisition of U.S. Oil & Gas Royalties – Delaware, Texas

Subsequent to year-end, on February 20, 2018, the Company purchased a royalty portfolio in the Delaware Basin, which represents the western portion of the Permian Basin for $101.3 million.  The royalties are derived principally from mineral title which provides a perpetual interest in royalty lands. The transaction entitles the Company to royalties effective October 1, 2017. No amounts have been recorded in the statement of income and comprehensive income as of December 31, 2017. Prior to year-end, the Company advanced $11.0 million into escrow in respect to this transition and this amount was included in Royalty, stream and working interests, net on the statement of financial position as at December 31, 2017.

(d)Acquisition of Additional of U.S. Oil & Gas Royalties – STACK, Oklahoma

On November 1, 2017, the Company purchased for $27.6 million, a second package of mineral titles in the core of the Sooner Trend, Anadarko Basin, Canadian and Kingfisher counties (“STACK”) shale play in Oklahoma from a private company. Franco-Nevada has the right to royalties on production beginning from June 1, 2017.

On December 19, 2016, the Company acquired a package of royalty rights in the Sooner Trend, Anadarko Basin, Canadian and Kingfisher counties (“STACK”) shale play in Oklahoma's Anadarko Basin for a price of $100.0 million. The two primary operators of the lands are Newfield Exploration Company and Devon Energy Corporation.

(e)Acquisition of Canadian Oil & Gas Royalties – Orion Thermal Project, Alberta

On September 29, 2017, Franco-Nevada acquired a 4% Gross Overriding Royalty (“GORR”) on the Clearwater formation within the Orion oil sands project (“Orion”) in the Cold Lake region of Alberta from Osum Oil Sands Corp. (“Osum”) for a cash consideration of $74.1 million (C$92.5 million).

(f)Acquisition of Railroad Royalty – Carlin Trend, Nevada

On May 26, 2017, Franco-Nevada, through a wholly-owned U.S. subsidiary, acquired an existing 1% NSR on certain claims that comprise the Railroad deposit located on the Carlin Trend in north-central Nevada for a cash consideration of $0.9 million.

61

(g)Acquisition of U.S. Oil & Gas Royalties – Midland Basin, Texas

On March 13, 2017, Franco-Nevada, through a wholly-owned U.S. subsidiary, entered into an agreement to purchase a royalty portfolio in the Midland Basin of West Texas for $110.0 million. Following completion of due diligence, the first part of the portfolio was acquired for $89.8 million and closed on May 24, 2017. The second part of the portfolio closed on August 8, 2017. The total purchase price was $114.6 million including adjustments for title due diligence and the acquisition of the second part of the portfolio.

(h)Restructuring of Existing Royalties and Acquisition of Shares  - Castle Mountain, California

On June 16, 2016, Franco-Nevada and NewCastle Gold Ltd. completed the restructuring of Franco-Nevada's existing royalties at the Castle Mountain gold project in California, USA, into a single 2.65% royalty covering a larger property for C$2.2 million in cash.

In addition, the Company purchased 3,636,364 common shares of NewCastle and 1,818,182 common share purchase warrants for C$1.2 million. Each common share purchase warrant is exercisable to acquire one common share at a price of C$0.64 for a period of five years, expiring on May 9, 2021.

On December 22, 2017, NewCastle, Anfield Gold Corp. and Trek Mining Inc. combined their business to create Equinox Gold Corp. (“Equinox Gold”). The Company received 0.873 Equinox Gold common shares and warrants for each NewCastle common share and warrant held, respectively. The Company recorded a gain on the consolidated statements of income and comprehensive income for the year ended December 31, 2017 of $1.5 million, net of tax, in respect to the exchange of the shares. The Company currently holds 3,174,545 common shares and 1,587,272 warrants in Equinox Gold.

(i)Acquisition of Stream – Antapaccay, Peru

On February 26, 2016, the Company acquired a $500.0 million precious metal stream from Glencore plc with reference to production from the Antapaccay mine located in Peru. Under the stream agreement, gold and silver deliveries are initially referenced to copper in concentrate shipped. The Company will receive 300 ounces of gold and 4,700 ounces of silver for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold and 10.0 million ounces of silver have been delivered. Thereafter, the Company will receive 30% of the gold and silver shipped. The Company pays an on-going price of 20% of the spot price of gold and silver until 750,000 ounces of refined gold and 12.8 million ounces of refined silver have been delivered. Thereafter, the on-going price will increase to 30% of the spot price of gold and silver.

All of the above acquisitions have been classified as asset acquisitions.

Note 5 – Cash and Cash Equivalents

As at December 31, 2017 and 2016, cash and cash equivalents were primarily held in interest-bearing deposits.

	2017	2016
Cash deposits	$469.5	$182.4
Term deposits	41.6	70.6
	$511.1	$253.0

Note 6 – Investments

	2017	2016
Non-current investments
Equity investments	$172.2	$118.4
Warrants	0.8	0.9
Loan Receivable	30.1	28.1
Total Investments	$203.1	$147.4

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Non-current investments

These investments comprise: (i) equity interests in various public and non-public entities which the Company acquired through the open market or through transactions; (ii) warrants in various publicly-listed companies; and (iii) a loan receivable from Noront acquired through the Ring of Fire transaction in 2015. Equity investments have been designated as available-for-sale and, as a result, have been recorded at fair value. One equity investment of a non-public entity, having a carrying value of $4.1 million (2016 - $3.8 million), has been designated as an equity investment held at cost as no reliable estimate of fair value can be determined because there is no publicly available information with which to estimate future cash flows, associated operating costs or capital expenditures and no alternative active market. Management does not intend to dispose of the investment and expects to recover the carrying value through the payment of dividends.

The loan receivable has been designated as loans and receivables under IFRS and is carried at amortized cost using the effective interest rate method.

The unrealized gains (losses) on available-for-sale investments recognized in other comprehensive income (loss) for the year ended December 31, 2017 and 2016 were as follows:

	For the year ended
	December 31,
	2017	2016
Mark-to-market gain on equity investments	$44.5	$58.2
Deferred tax (expense) recovery in other comprehensive income	(6.1)	(5.3)
Unrealized gain on available-for-sale securities, net of tax	38.4	52.9
Reclassification for realized change in market value recognized in net income, net of tax	2.4	(10.6)
	$40.8	$42.3

Note 7 – Prepaid expenses and other

Prepaid expenses and other current assets comprise the following:

	2017	2016
Gold bullion	$14.6	$9.3
Inventory	7.1	2.7
Prepaid gold	—	7.0
Prepaid expenses	17.0	17.5
Debt issue costs	0.7	0.6
	$39.4	$37.1

Note 8 – Royalty, Stream and Working Interests, Net

a)Royalties, Streams and Working Interests

	2017
		Accumulated		Carrying
	Cost	Depletion(1)	Impairment	Value
Mineral Royalties	$1,017.0	$(530.9)	$—	$486.1
Streams	3,715.9	(1,140.5)	—	2,575.4
Oil and Gas	1,009.5	(326.8)	—	682.7
Advanced	188.1	(36.2)	—	151.9
Exploration	58.7	(15.6)	—	43.1
	$5,989.2	$(2,050.0)	$—	$3,939.2

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	2016
		Accumulated		Carrying
	Cost	Depletion (1)	Impairment	Value
Mineral Royalties	$963.0	$(475.0)	$—	$488.0
Streams	3,450.0	(880.4)	(67.4)	2,502.2
Oil and Gas	732.4	(283.5)	—	448.9
Advanced	222.9	(34.1)	—	188.8
Exploration	52.0	(11.5)	(0.1)	40.4
	$5,420.3	$(1,684.5)	$(67.5)	$3,668.3

1	Accumulated depletion includes previously recognized impairment charges.

	Mineral
	Royalties	Streams	Oil & Gas(1)	Advanced	Exploration	Total
Balance at January 1, 2016	$538.2	$2,122.3	$356.3	$200.4	$40.3	$3,257.5
Acquisitions	—	642.8	101.3	1.7	—	745.8
Disposals	(16.2)	—	—	—	—	(16.2)
Transfers	6.2	—	—	(6.2)	—	—
Impairments	—	(67.4)	—	—	(0.1)	(67.5)
Depletion	(52.1)	(195.5)	(19.1)	(0.7)	(0.2)	(267.6)
Impact of foreign exchange	11.9	—	10.4	(6.4)	0.4	16.3
Balance at December 31, 2016	$488.0	$2,502.2	$448.9	$188.8	$40.4	$3,668.3

Acquisitions (Note 4)	—	265.8	232.7	—	1.0	499.5
Transfers	42.1	—	—	(43.2)	1.1	—
Impairments	—	—	—	—	—	—
Depletion	(52.3)	(192.6)	(23.0)	(1.0)	—	(268.9)
Impact of foreign exchange	8.3	—	24.1	7.3	0.6	40.3
Balance at December 31, 2017	$486.1	$2,575.4	$682.7	$151.9	$43.1	$3,939.2

1	Of the net book value as at December 31, 2017, $453.7 million (2016 - $345.8 million) is depletable and $229.0 million (2016 - $103.1 million) is non-depletable.

b)Impairments of Royalties, Streams and Working Interests

Impairments in the carrying value of each CGU (generally individual royalty or stream interest or in the case of oil & gas, a group of interests in the same property and the associated oil & gas well equipment) are measured and recorded to the extent that the carrying value of each CGU exceeds its estimated recoverable amount, which is generally calculated using an estimate of future discounted cash-flows. As part of the Company's regular asset impairment analysis, which included the presence of impairment indicators, the Company recorded impairment charges for the year ended December 31, 2016, as summarized in the following table:

	2017	2016
Royalty, stream and working interests, net:
Cooke 4	$—	$67.4
Exploration assets	—	0.1
Total impairment losses	$—	$67.5

There were no impairment indicators identified during 2017. During 2016, the following were identified as indicators of impairment:

Cooke 4

On October 27, 2016, Sibanye Gold Limited (“Sibanye”) announced that it had ceased production at the Cooke 4 underground operation. Management assessed the cessation of operations as an indicator of impairment, and accordingly, performed an impairment assessment.

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Exploration assets

The Company was notified, pursuant to various royalty agreements, that the explorer/developer had abandoned tenements, concessions or ground which was subject to royalty rights held by the Company. In the circumstances, the Company wrote-off the carrying value of the associated exploration assets to nil. For the year ended December 31, 2016, the total amount written off was $0.1 million.

Key assumptions and sensitivity

The key assumptions and estimates used in determining the recoverable amount are related to commodity prices and discount rates.

The FVLCD for Cooke 4 was determined by calculating the net present value (“NPV”) of the estimated future cash-flows expected to be generated by the processing of the Cooke 4 tailings. The estimates of future cash-flows were derived from a model developed by management based on expected performance using publicly released information from the operator. Based on observable market or publicly available data, the Company's management made assumptions of future commodity prices to estimate future revenues. These price assumptions were supported by longer-term consensus price estimates obtained from a sample of analysts. The future cash-flows were discounted using an after-tax discount rate which reflects specific market risk factors associated with Cooke 4. The Company estimated the recoverable amount of its Cooke 4 interest to be $2.1 million.

The key assumptions in the impairment testing consisted of the timing of the estimated future cash flows, forecasted gold prices, and the discount rate. The Company used a long-term gold price of $1,321 per ounce, and a discount rate of 8%. The Company also performed sensitivity analyses on these key assumptions that impact the impairment calculations, by applying a change of 10% on the gold price assumption, a change of 300 basis points for the discount rate assumption, and a 5‑year change in the timing of expected future cash flows. These sensitivity analyses did not result in a significant change in the estimated recoverable amount and impairment charge.

c)Disposals of Royalties, Streams and Working Interests

In October 2016, Kirkland Lake Gold Ltd. (“Kirkland Lake”) exercised its option to buy back 1% of an overlying 2.5% net smelter return royalty for an aggregate cash consideration of $30.3 million ($36.0 million less royalty proceeds attributable to the buyback portion of the NSR paid to Franco-Nevada prior to the effective date of the buyback). The carrying value of the NSR portion subject to the buyback was $16.2 million. The Company recognized a gain on disposal of $14.1 million in the consolidated statement of income and comprehensive income for the year ended December 31, 2016.

Note 9 – Other assets

Other assets comprise the following:

	2017	2016
Prepaid gold	$—	$7.1
Oil & gas well equipment, net	12.7	14.0
Furniture and fixtures, net	0.6	0.7
Debt issue costs	1.9	1.6
	$15.2	$23.4

Note 10 – Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities comprise the following:

	2017	2016
Accounts payable	$6.2	$9.6
Accrued liabilities	15.3	11.4
	$21.5	$21.0

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Note 11 - Fair value measurements

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same — to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
•

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

•	Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

There were no transfers between the levels of the fair value hierarchy during the year ended December 31, 2017.

Assets and Liabilities Measured at Fair Value on a Recurring Basis:

	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Aggregate
As at December 31, 2017	(Level 1)	(Level 2)	(Level 3)	Fair Value
Cash and cash equivalents	$511.1	$—	$—	$511.1
Receivables from provisional gold equivalent sales	—	11.3	—	11.3
Available-for-sale equity investments	168.1	—	—	168.1
Warrants	—	0.8	—	0.8
	$679.2	$12.1	$—	$691.3

	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Aggregate
As at December 31, 2016	(Level 1)	(Level 2)	(Level 3)	Fair Value
Cash and cash equivalents	$253.0	$—	$—	$253.0
Receivables from provisional gold equivalent sales	—	9.8	—	9.8
Available-for-sale equity investments	114.6	—	—	114.6
Warrants	—	0.9	—	0.9
	$367.6	$10.7	$—	$378.3

Fair Values of Financial Assets and Liabilities

The fair values of the Company's remaining financial assets and liabilities, which include receivables, loan receivables, accounts payable and accrued liabilities, approximate their carrying values due to their short-term nature and historically negligible credit losses and/or fair value of collateral.

The Company has not offset financial assets with financial liabilities.

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Assets Measured at Fair Value on a Non-Recurring Basis:

	Quoted Prices in		Significant
	Active Markets for	Significant Other	Unobservable
	Identical Assets	Observable Inputs	Inputs	Aggregate
As at December 31, 2017	(Level 1)	(Level 2)	(Level 3)	Fair Value
Royalty, stream and working interests	$—	$—	$2.1	$2.1
	$—	$—	$2.1	$2.1

	Quoted Prices in		Significant
	Active Markets for	Significant Other	Unobservable
	Identical Assets	Observable Inputs	Inputs	Aggregate
As at December 31, 2016	(Level 1)	(Level 2)	(Level 3)	Fair Value
Royalty, stream and working interests	$—	$—	$2.1	$2.1
	$—	$—	$2.1	$2.1

The valuation techniques that are used to measure fair value are as follows:

a)Cash and cash equivalents

The fair values of cash and cash equivalents, including interest bearing deposits, are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets.

b)Receivables

The fair values of receivables arising from gold and platinum group metal sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward prices from the exchange that is the principal active market for the particular metal. As such, these receivables are classified within Level 2 of the fair value hierarchy.

c)Investments

The fair values of publicly-traded investments, including available-for-sale equity investments, are determined based on a market approach reflecting the closing prices of each particular security at the statement of financial position date. The closing prices are quoted market prices obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

The fair values of warrants are estimated using the Black-Scholes pricing model which requires the use of inputs that are observable in the market. As such, these investments are classified within Level 2 of the fair value hierarchy.

d)Royalty, stream, and working interests and oil well equipment

The fair values of royalty, stream, and working interests and oil well equipment are determined primarily using a market approach using unobservable discounted future cash-flows and cash-flow and revenue multiples. As a result, the fair values are classified within Level 3 of the fair value hierarchy.

Note 12 – Financial Risk Management

The Company's financial instruments are comprised of financial assets and liabilities. The Company's principal financial liabilities comprise accounts payable, accrued liabilities and debt. The Company's principal financial assets are cash and cash equivalents, short-term investments, receivables and investments. The main purpose of these financial instruments is to manage short-term cash flow and working capital requirements and fund future acquisitions.

The Company is engaged in the business of acquiring, managing and creating resource royalties and streams. Royalties and streams are interests that provide the right to revenue or production from the various properties, after deducting specified costs, if any. These activities expose the Company to a variety of financial risks, which include direct exposure to market risks (which includes commodity price risk, foreign exchange risk and  interest rate risk), credit risk, liquidity risk and capital risk management.

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Management designs strategies for managing some of these risks, which are summarized below. The Company's executive management oversees the management of financial risks. The Company's executive management ensures that our financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company's policies and risk appetite.

The Company's overall objective from a risk management perspective is to safeguard its assets and mitigate risk exposure by focusing on security rather than yield.

a)Market Risk

Market risk is the risk that changes in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of the Company's financial instruments. The Company manages market risk by either accepting it or mitigating it through the use of economic strategies.

Commodity Price Risk

The Company's royalties/streams are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of gold, silver, platinum, palladium and oil are the primary drivers of the Company's profitability and ability to generate free cash flow. All of the Company's future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

Foreign Exchange Risk

The functional currencies of the Company's entities include the Canadian, U.S. and Australian dollars with the reporting currency of the Company being the U.S. dollar. The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on balances and transactions that are denominated and settled in Canadian dollars and Australian dollars. The Company has exposure to the Canadian dollar through its oil & gas activities and corporate administration costs. Consequently, fluctuations in the U.S. dollar exchange rate against these currencies increase the volatility of depletion, corporate administration costs and overall net earnings, when translated into U.S. dollars.

The Company invests its cash and cash equivalents and short-term investments in U.S. and Canadian dollar denominated interest-bearing deposits on a ratio of 87% to 2%, respectively, and 11% in other currencies, as at December 31, 2017.

During the year ended December 31, 2017, the U.S. dollar weakened in relation to the Canadian dollar and upon the translation of the Company's assets and liabilities held in Canada, the Company recorded a currency translation adjustment income of $77.2 million in other comprehensive income (2016 — income of $21.3 million).

Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. As at December 31, 2017, the Company's interest rate exposure arises mainly from the interest receipts on cash, cash equivalents and short-term investments.

The following table shows the approximate interest rate sensitivities of our financial assets and liabilities as at December 31:

	Effect on Net Income		Effect on Equity
	2017	2016	2017	2016
0.5% increase	$(2.2)	$(1.0)	$(2.2)	$(1.0)
0.5% decrease	2.2	1.0	2.2	1.0

b)Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Credit risk arises from cash and cash equivalents, short-term investments, receivables and loan receivables. The Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions and as such does not have any significant concentration of credit risk.

As at December 31, 2017, the Company is unaware of any information which would cause it to believe that these financial assets are not fully recoverable.

68	FNV TSX NYSE	The Gold Investment that WORKS	2017 Annual Report

c)Liquidity Risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. The Company manages its exposure to liquidity risk through prudent management of its statement of financial position, including maintaining sufficient cash balances and access to undrawn credit facilities. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis. Management continuously monitors and reviews both actual and forecasted cash flows, including acquisition activities.

As at December 31, 2017, the Company held $511.1 million in either cash, cash equivalents or highly-liquid investments (2016 – $253.0 million). All of the Company's financial liabilities are due within one year. The Company's near-term cash requirements include corporate administration costs, certain costs of sales, including the ore purchase commitments described in Note 20(a), dividends and income taxes directly related to the recognition of royalty, stream and working interest revenues. In addition, the Company is committed to fund under its precious metals stream agreements as described in Note 4(a).

d)Capital Risk Management

The Company's primary objective when managing capital is to provide a sustainable return to shareholders through managing and growing the Company's resource asset portfolio while ensuring capital protection. The Company defines capital as its cash, cash equivalents, short-term investments and long-term investments which is managed by the Company's management subject to approved policies and limits by the Board of Directors.

There were no changes in the Company's approach to capital management during the year ended December 31, 2017 compared to the prior year. The Company is not subject to material externally imposed capital requirements or significant financial covenants or capital requirements with our lenders. The Company is in compliance with all its covenants under its credit facility as at December 31, 2017.

As at December 31, 2017, the Company has cash, cash equivalents and available-for-sale short-term investments totaling $511.1 million (2016 – $253.0 million), long-term investments totaling $203.1 million (2016 – $147.4 million), of which $168.1 million (2016 – $114.6 million) are held in liquid securities. The Company also has $1.0 billion (2016 – $1.0 billion) available under its unsecured revolving term credit facility. All of these sources of capital were available for growing the Company's asset portfolio and paying dividends.

Note 13 – Revolving term credit facility

(a)Credit Facility - $1.0 billion

The Company has a five year $1.0 billion unsecured revolving term credit facility (the “Credit Facility”). On March 22, 2017, the Company amended its Credit Facility by extending the term from November 12, 2020 to March 22, 2022. Subsequent to year end, on March 7, 2018, the Company further amended its Credit Facility by extending the term from March 22, 2022 to March 22, 2023.

Advances under the Credit Facility can be drawn as follows:

U.S. dollars

•	Base rate advances with interest payable monthly at the Canadian Imperial Bank of Commerce (“CIBC”) base rate, plus between 0.20% and 1.20% per annum depending upon the Company's leverage ratio; or
•	LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR, plus between 1.20% and 2.20% per annum, depending on the Company's leverage ratio.

Canadian dollars

•	Prime rate advances with interest payable monthly at the CIBC prime rate, plus between 0.20% and 1.20% per annum, depending on the Company's leverage ratio; or
•	Bankers' acceptances for a period of 30 to 180 days with a stamping fee calculated on the face amount between 1.20% and 2.20%, depending on the Company's leverage ratio.

All loans are readily convertible into loans of other types, described above, on customary terms and upon provision of appropriate notice. Borrowings under the Credit Facility are guaranteed by certain of the Company's subsidiaries and are unsecured.

The Credit Facility is subject to a standby fee of 0.24% to 0.44% per annum, depending on the Company's leverage ratio, even if no amounts are outstanding under the Credit Facility.

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As at December 31, 2017, there was no balance (December 31, 2016 – $Nil) outstanding under the Credit Facility.

As at December 31, 2017, a balance of $2.5 million related to debt issue costs is remaining to be amortized over the remaining term of the Credit Facility (December 31, 2016 – $2.2 million). The unamortized debt issue costs associated with the Credit Facility are included in prepaid expenses and other current assets, and other non-current assets. For the year ended December 31, 2017, the Company recognized debt issuance cost amortization expense of $0.9 million (2016 - $0.6 million), and $2.5 million (2016 – $2.2 million) of standby and administrative fees in the consolidated statement of income and comprehensive income.

(b)FNBC Credit Facility - $100.0 million

On March 20, 2017, the Company's subsidiary, Franco-Nevada (Barbados) Corporation, entered into an unsecured revolving term credit facility (the “FNBC Credit Facility”). The FNBC Credit Facility provides for the availability over a one-year period of up to $100.0 million in borrowings. The FNBC Credit Facility has a maturity date of March 20, 2018. The Company has the option of requesting, during a period of time before each anniversary date, up to two additional one-year extensions of the maturity. These requests are subject to approval from the lenders. Subsequent to year end, on February 21, 2018, the FNBC Credit Facility's maturity date was extended from March 20, 2018 to March 20, 2019.

Advances under the FNBC Credit Facility can be drawn as follows:

•	Base rate advances with interest payable monthly at the CIBC base rate, plus 0.35% per annum; or
•	LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR plus 1.35% per annum.

All loans are readily convertible into loans of other types on customary terms and upon provision of appropriate notice.

The FNBC Credit Facility is subject to a standby fee of 0.27% per annum, even if no amounts are outstanding.

As at December 31, 2017, there was no balance outstanding under the FNBC Credit Facility.

As at December 31, 2017, $0.1 million related to debt issue costs were capitalized and will be amortised over the remaining term of the FNBC Credit Facility.

Note 14 – Revenue

Revenue is comprised of the following:

	2017	2016
Mineral royalties	$173.7	$169.3
Mineral streams	443.3	401.6
Sale of prepaid gold	11.0	9.2
Oil & gas interests	47.0	30.1
	$675.0	$610.2

Note 15 – Costs of sales

Costs of sales are comprised of the following:

	2017	2016
Per ounce stream purchase cost	$127.4	$95.6
Cost of prepaid ounces	7.7	6.5
Mineral production taxes	2.3	0.5
Oil & gas operating costs	4.6	3.2
	$142.0	$105.8

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Note 16 – Related party disclosures

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management personnel include the Board of Directors and the executive management team. Compensation for key management personnel of the Company was as follows:

	2017	2016
Short-term benefits(1)	$4.5	$4.5
Share-based payments(2)	6.4	5.1
	$10.9	$9.6

1	Includes salary, benefits and short-term accrued incentives/other bonuses earned in the period.
2	Represents the expense of stock options, restricted share units earned and mark-to-market charges on deferred share units during the year.

Note 17 - Income taxes

Income tax expense for the years ended December 31, 2017 and 2016 was as follows:

	2017	2016
Current income tax expense
Expense for the year	$25.1	$35.5
Adjustment in respect of prior years	(5.6)	5.4
Current income tax expense	$19.5	40.9
Deferred income tax expense (recovery)
Origination and reversal of temporary differences in the current year	15.7	15.3
Impact of U.S. Tax Reform	7.1	—
Impact of changes in tax rate	(0.9)	(0.8)
Change in (reversal of) unrecognized deductible temporary differences	0.1	(4.4)
Adjustments in respect of prior years	0.6	(4.3)
Other	(0.8)	(1.0)
Deferred income tax expense	21.8	4.8
Total	$41.3	$45.7

A reconciliation of the provision for income taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the consolidated statement of income and comprehensive income (loss) for the years ended December 31, 2017 and 2016, is as follows:

	2017	2016
Net income before income taxes	$236.0	$167.9
Statutory tax rate	26.6%	26.6%
Tax expense at statutory rate	62.8	44.7
Reconciling items:
Change in (reversal of) unrecognized deductible temporary differences	0.1	(4.4)
Income/expenses not (taxed) deductible	(3.0)	(1.9)
Differences in foreign statutory tax rates	(20.9)	4.8
Differences due to changing future tax rates	(0.9)	(0.8)
Impact of U.S. Tax Reform	7.1	—
Foreign withholding tax	1.4	1.8
Temporary differences subject to initial recognition exemption	(5.2)	0.5
Other	(0.1)	1.0
Net income tax expense	$41.3	$45.7

On December 22, 2017, the United States enacted Tax Reform legislation. Among the significant changes include a reduction in the U.S. corporate income tax rate from 35% to 21% effective January 1, 2018, which resulted in a deferred tax expense of $7.1 million on the re-measurement of the Company's deferred tax assets in the U.S. The impact of the U.S. Tax Reform on the Company may differ from the expense recorded due to changes as a result of additional information and guidance that will be issued by the Department of Treasury.

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Income tax (expense) recognized in other comprehensive income (loss) is as follows:

	2017			2016
			After			After
	Before	Tax	Tax	Before	Tax	Tax
	Tax Gain	Expense	Gain	Tax Loss	Expense	Loss
Change in market value
of available-for-sale investments	$47.1	$(6.3)	$40.8	$46.0	$(3.7)	$42.3
Cumulative translation adjustment	77.2	—	77.2	21.3	—	21.3
Other comprehensive loss	$124.3	$(6.3)	$118.0	$67.3	$(3.7)	$63.6
Deferred tax	$—	$(6.3)	$—	$—	$(3.7)	$—

The significant components of deferred income tax assets and liabilities as at December 31, 2017 and 2016, respectively, are as follows:

	2017	2016
Deferred income tax assets:
Deductible temporary differences relating to:
Royalty, stream and working interests	$5.6	$10.7
Non-capital loss carry-forwards	9.5	11.2
Other	(0.6)	(0.6)
	$14.5	$21.3

Deferred income tax liabilities:
Taxable temporary differences relating to:
Share issue and debt issue costs	$(7.1)	$(9.7)
Royalty, stream and working interests	71.1	54.2
Non-capital loss carry-forwards	(5.6)	(4.4)
Investments	5.8	(0.1)
Other	(3.9)	(2.5)
	$60.3	$37.5
Deferred income tax liabilities, net	$45.8	$16.2

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	2017	2016
Deferred income tax assets:
Deferred income tax asset to be recovered within 12 months	$0.1	$0.1
Deferred income tax asset to be recovered after more than 12 months	14.4	21.2
	$14.5	$21.3
Deferred income tax liabilities:
Deferred income tax liability to be settled within 12 months	0.9	1.2
Deferred income tax liability to be settled after more than 12 months	59.4	36.3
	$60.3	$37.5
Deferred income tax liabilities, net	$45.8	$16.2

72	FNV TSX NYSE	The Gold Investment that WORKS	2017 Annual Report

Movement in net deferred taxes:

	2017	2016
Balance, beginning of year	$16.2	$17.1
Recognized in profit/loss	21.8	4.8
Recognized in other comprehensive income	6.3	3.7
Recognized in equity	—	(10.0)
Other	1.5	0.6
Deferred income tax liabilities, net	$45.8	$16.2

The following table summarizes the Company's non-capital losses at December 31, 2017 that can be applied against future taxable profit:

Country	Type	Amount	Expiry Date
Canada	Non-Capital Losses	$55.9	20282037

Unrecognized deferred tax assets and liabilities

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized as at December 31, 2017 is $336.8 million (December 31, 2016 – $324.8 million). No deferred tax liabilities are recognized on the temporary differences associated with investment in subsidiaries because the company controls the timing of reversal and it is not probable that they will reverse in the foreseeable future.

The aggregate amount of deductible temporary differences associated with other items, for which deferred tax assets have not been recognized as at December 31, 2017 is $4.0 million (December 31, 2016 - $3.7 million). No deferred tax asset is recognized in respect of these items because it is not probable that future taxable profits will be available against which the company can utilize the benefit.

Note 18 - Shareholders' equity

a)Common shares

The Company's authorized capital stock includes an unlimited number of common shares (issued 185,930,331 common shares) having no par value and preferred shares issuable in series (issued - nil).

During the year ended December 31, 2017, 433,718 common shares (2016 – 545,087 common shares) were issued on the exercise of stock options, for cash proceeds of $10.1 million (2016 - $16.3 million), 50,393 common shares (2016 – 66,032 common shares) were issued upon vesting of restricted share units and 6,388,528 common shares (2016 – 489 common shares) were issued upon the exercise of warrants for cash proceeds of $356.4 million (2016 - $0.03 million). In addition, 575,553 common shares (2016 – 588,182 common shares) were issued pursuant to the terms of the Company's Dividend Reinvestment Plan (“DRIP”) for the year ended December 31, 2017.

On February 19, 2016, the Company completed a bought deal financing with a syndicate of underwriters for 19.2 million common shares at $47.85 per common share. The net proceeds to the Company were $883.5 million after deducting share issue costs and expenses of $36.6 million. The Company recorded a deferred tax asset of $10.4 million relating to the share issue costs.

b)Dividends

The Company declared dividends in the amount of $167.9 million (2016 - $156.8 million), or $0.91 per share (2016 - $0.87 per share), in the year ended December 31, 2017. The Company paid cash dividends in the amount $125.8 million (2016 - $118.1 million) and issued common shares pursuant to its DRIP valued at $42.1 million (2016 - $38.7 million), in the year ended December 31, 2017.

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c)Stock-based payments

On November 12, 2007, the Company's Board of Directors adopted a stock option plan, which was replaced by the Company's share compensation plan covering both stock options and RSUs effective May 12, 2010 (the “Plan”). Pursuant to the Plan, the Company may grant incentive stock options to directors, officers, employees and consultants at the discretion of the Board of Directors. The exercise price and vesting period of any option is fixed by the Board of Directors on the date of grant. The term of options is at the sole discretion of the Board of Directors but may not exceed ten years from the date of grant. Options expire on the earlier of the expiry date or the date of termination. Options are non-transferable. The options granted will be adjusted in the event of an amalgamation, rights offering, share consolidation or subdivision or other similar adjustments of the share capital of the Company. The aggregate number of common shares that may be issued under the Plan is limited to 5,700,876 common shares. Within any one-year period, the number of common shares issued to any single insider participant under the Plan shall not exceed 5% of the common shares then issued and outstanding.

During the year ended December 31, 2017, the Company granted 97,789 stock options (2016 — 263,568) to employees at a weighted average exercise price of C$100.10 (2016 — C$75.45). These ten-year term options vest over three years in equal portions on the anniversary of the grant date. The fair value of stock options granted during 2017 has been determined to be $2.3 million (2016 - $4.3 million).

The fair value of the options was calculated using the Black-Scholes option pricing model and utilized the following weighted average assumptions, and resulted in a weighted average fair value of C$30.30 per stock option (2016 — C$21.78 per stock option):

	2017	2016
Risk-free interest rate	1.65%	0.66%
Expected dividend yield	1.19%	1.54%
Expected price volatility of the Company's common shares	36.10%	37.70%
Expected life of the option	5 years	5 years
Forfeiture rate	0%	0%

During the year ended December 31, 2017, an expense of $3.1 million (2016 - $2.3 million) related to stock options has been included in the consolidated statement of income and other comprehensive income (loss) and $0.5 million was capitalized to royalty, stream and working interest, net (2016 - $0.3 million). As at December 31, 2017, there is $4.2 million (2016 - $5.3 million) of total unrecognized non-cash stock-based compensation expense relating to stock options granted under the Plan, which is expected to be recognized over a weighted average period of 1.4 years (2016 — 1.4 years).

Options to purchase common shares of the Company that have been granted in accordance with the Plan and pursuant to other agreements are as follows:

	2017			2016
		Weighted			Weighted
		average exercise			average exercise
	Number	price		Number	price
Stock options outstanding, beginning of year	1,304,328	C$	50.64	1,592,480	C$	46.67
Granted	97,789	C$	100.10	263,568	C$	75.45
Exercised	(433,718)	C$	30.79	(545,087)	C$	39.25
Forfeited	(12,796)	C$	67.81	(6,633)	C$	58.35
Stock options outstanding, end of the year	955,603	C$	64.48	1,304,328	C$	50.64
Exercisable stock options, end of the year	617,539	C$	55.88	825,875	C$	39.72

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Options to purchase common shares outstanding at December 31, 2017, exercise prices and weighted average lives to maturity as follows:

			Weighted
Exercise	Options	Options	average life
price	outstanding	exercisable	(years)
C$15.41	5,000	5,000	0.89
C$31.39	10,000	10,000	2.39
C$31.45	38,000	38,000	2.71
C$33.12	1,500	1,500	2.90
C$33.20	1,000	1,000	2.98
C$40.87	52,786	52,786	5.95
C$42.43	3,000	3,000	4.25
C$42.67	2,500	2,500	3.92
C$46.17	100,000	100,000	5.64
C$55.58	27,397	27,397	4.95
C$59.52	155,936	155,936	6.95
C$58.67	65,000	43,333	7.64
C$65.76	136,718	90,759	7.95
C$75.45	258,977	86,328	8.95
C$100.10	97,789	—	9.95
	955,603	617,539	7.46

d)Share Purchase Warrants

Outstanding share purchase warrants as at December 31, 2017 and 2016 are as follows:

	2017	2016
Warrants outstanding, beginning of the year	6,510,280	6,510,769
Exercised	(6,388,528)	(489)
Forfeited	(121,752)	—
Warrants outstanding, end of the year	—	6,510,280

During the year ended December 31, 2017, 6,388,528 warrants were exercised for cash proceeds of $356.4 million in exchange for the issuance of 6,388,528 common shares. The warrants had an exercise price of C$75.00 per warrant and expired on June 16, 2017.

e)Deferred Share Unit Plan

Under the DSU Plan, non-executive directors may choose to convert all or a percentage of their directors' fees into DSUs. The directors must elect to convert their fees prior to January 1 in each year. In addition, the Company may award DSUs to non-executive directors as compensation.

DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends on common shares. Participants are not allowed to redeem their DSUs until retirement or termination of directorship. For DSUs that have been credited upon the conversion of directors' fees, the DSUs vest immediately. The cash value of the DSUs at the time of redemption is equivalent to the market value of the Company's common shares when redemption takes place.

During the year ended December 31, 2017, 19,632 DSUs and Dividend Equivalent DSUs were granted to directors under the DSU Plan (2016 — 19,209). The value of the DSU liability as at December 31, 2017, was $6.7 million (2016 - $3.8 million). The mark-to-market adjustment recorded for the year ended December 31, 2017, in respect of the DSU Plan, was $1.6 million (2016 - $0.2 million).

f)Restricted Share Units

Under the Plan, employees and officers may be granted performance-based or time-based RSUs. When each RSU vests, the holder is entitled to one common share for no additional consideration. Performance-based RSUs vest at the end of a three year period following the achievement of certain performance criteria and target settlement will range from 0% to 100% of the value. Time-based RSUs vest over a three year period on the anniversary of the date of grant.

75

During the year ended December 31, 2017, 21,095 performance-based RSUs (2016 — 25,611) and 20,745 time-based RSUs (2016 — 25,164) were awarded to management of the Company. The fair value of the RSUs, which is determined with reference to the weighted average trading price of the Company's common shares over the five trading days immediately preceding the date of issuance granted, was determined to be $3.3 million in 2017 (2016 - $2.9 million). Included in the Company's stock-based compensation expense is an amount of $1.5 million (2016 – $2.7 million) relating to RSUs. In addition, $0.3 million related to the RSUs was capitalised to royalty, stream and working interest, net (2016 – $0.3 million). As at December 31, 2017, there is $5.3 million (2016 – $4.1 million) of total unrecognized non-cash stock-based compensation expense relating to non-vested restricted share units granted under the Plan, which is expected to be recognized over a weighted average period of 1.5 years (2016 — 1.5 years).

g)Outstanding Share Purchase Warrants, Incentive Stock Options, Special Warrants and Restricted Share Units

The following table sets out the maximum shares that would be outstanding if all of the share purchase warrants, incentive stock options and restricted share units, at December 31, 2017 and 2016, respectively, were exercised:

	2017	2016
Common shares outstanding	185,930,331	178,482,139
Stock options	955,603	1,304,328
Restricted Share Units	119,796	138,614
Warrants	—	6,510,280
Special Warrant(1)	—	2,000,000
	187,005,730	188,435,361

1

In connection with a transaction with Taseko Mines Limited, one special warrant was granted to Taseko which was exchangeable into 2,000,000 purchase share warrants entitling Taseko to purchase one common share of the Company at a price of C$75.00 once Taseko's New Prosperity project gets fully permitted and financed. New Prosperity's most recent permit application was denied and the warrant expired unexercised on June 16, 2017.

Note 19 – Earnings per share (“EPS”)

2017
	Earnings	Shares	Per Share
	(Numerator)	(Denominator)	Amount
Basic EPS	$194.7	182.9	$1.06
Effect of dilutive securities	—	0.4	—
Diluted EPS	$194.7	183.3	$1.06

For the year ended December 31, 2017, 5,626 stock options (2016 – Nil) and 1,194 time-based RSUs (2016 – Nil) were excluded in the computation of diluted EPS due to the strike price exceeding the weighted average share price during the year. Restricted share units totaling 73,947 (2016 – 84,094) were excluded from the computation of diluted EPS for the year ended December 31, 2017 due to the performance criteria for the vesting of the RSUs not being measurable as at December 31, 2017.

2016
	Earnings	Shares	Per Share
	(Numerator)	(Denominator)	Amount
Basic EPS	$122.2	175.2	$0.70
Effect of dilutive securities	—	1.2	(0.01)
Diluted EPS	$122.2	176.4	$0.69

76	FNV TSX NYSE	The Gold Investment that WORKS	2017 Annual Report

Note 20 – Commitments

(a)Ore purchase commitments

The following table summarizes the Company's commitments to pay for gold, silver and platinum group metals (“PGM”) pursuant to the associated precious metals agreements:

	Attributable Payable
	Production to be Purchased					Per Ounce Cash Payment (1),(2)					Term of		Date of
Interest	Gold		Silver		PGM	Gold		Silver		PGM	Agreement (3)		Contract
Antamina	0%		22.5%	(4)	0%	n/a		5%	(5)	n/a	40 years		7‑Oct‑15
Antapaccay	—%	(6)	—%	(7)	0%	20%	(8)	20%	(9)	n/a	40 years		10‑Feb‑16
Candelaria	68%	(10)	68%	(10)	0%	$400		$4.00		n/a	40 years		6‑Oct‑14
Cobre Panama I(25)	—%	(11)	—%	(12)	0%	$418	(13)	$6.27	(14)	n/a	40 years		22‑Jan‑18
Cobre Panama II(25)	—%	(15)	—%	(16)	0%	20%	(17)	20%	(18)	n/a	40 years		22‑Jan‑18
Karma	4.875%	(19)	0%		0%	20%	(20)	n/a		n/a	40 years		11‑Aug‑14
Guadalupe-Palmarejo	50%		0%		0%	$800		n/a		n/a	40 years		2‑Oct‑14
Sabodala	6%	(21)	0%		0%	20%	(22)	n/a		n/a	40 years		12‑Dec‑13
MWS	25%		0%		0%	$400		n/a		n/a	40 years	(23)	2‑Mar‑12
Cooke 4	7%		0%		0%	$400		n/a		n/a	40 years		5‑Nov‑09
Sudbury(24)	50%		0%		50%	$400		n/a		$400	40 years		15‑Jul‑08
[1]	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Karma, Guadalupe-Palmarejo and Sabodala.
[2]	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.
[3]	Subject to successive extensions.
[4]	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.
[5]	Purchase price is 5% of the average silver price at the time of delivery.
[6]

Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold have been delivered. Thereafter, percentage is 30% of gold shipped.

[7]

Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver have been delivered. Thereafter, percentage is 30% of silver shipped.

[8]	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold has been delivered, thereafter the purchase price is 30% of the spot price of gold.
[9]	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver has been delivered, thereafter the purchase price is 30% of the spot price of silver.
[10]	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.
[11]

Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced to 1,716,188 ounces of gold delivered, thereafter 63.4% of the gold in concentrate.

[12]

Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter, 1,776 ounces of silver per 1 million pounds of copper produced to 29,731,000 ounces of silver delivered, thereafter 62.1% of the silver in concentrate.

[13]

In accordance with the terms of the agreement, the purchase price was adjusted from $406 per ounce to $418.27 per ounce after November 2018 on the initial gold deliveries. After 1,341,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce.

[14]

In accordance with the terms of the agreement, the purchase price was adjusted from $6.09 per ounce to $6.27 per ounce after November 2018 on the initial silver deliveries. After 21,510,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce.

[15]

Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced to 429,047 ounces of gold delivered, thereafter 15.85% of the gold in concentrate.

[16]

Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced to 7,432,750 ounces of silver delivered, thereafter 15.53% of the silver in concentrate.

[17]	Purchase price is 20% of the spot price of gold until 604,000 ounces of gold delivered. Thereafter, purchase price is 50% of the spot price of gold.
[18]	Purchase price is 20% of the spot price of silver until 9,618,000 ounce of silver delivered. Thereafter, purchase price is 50% of the spot price of silver.
[19]	Gold deliveries are fixed at 15,000 ounces per annum from March 31, 2016 until February 28, 2021. Thereafter, percentage is 4.875%.
[20]	Purchase price is 20% of the average gold price at the time of delivery.
[21]	Gold deliveries are fixed at 1,875 ounces per month until December 31, 2019. Thereafter, percentage is 6% of gold produced.
[22]	Purchase price is 20% of prevailing market price at the time of delivery.
[23]	Agreement is capped at 312,500 ounces of gold.
[24]	The Company is committed to purchase 50% of the precious metals contained in ore from the properties. Cash payment is based on gold equivalent ounces.
[25]	Agreement amended subsequent to year-end.

(b)Cobre Panama Precious Metal Stream

The Company is committed to fund the Cobre Panama precious metals stream as described in Note 4(a).

77

Note 21 – Segment Reporting

The chief operating decision-maker organizes and manages the business under a single operating segment, consisting of resource sector royalty, stream and working interest acquisitions and management activities directly relating to royalty, stream and working interests. All of the Company's assets and revenues are attributable to this single operating segment.

For the year ended December 31, 2017, two interests generated revenue totaling $105.2 million and $90.2 million, respectively (2016 – three interests generated revenue totaling $92.5 million, $88.5 million, and $75.0 million), comprised 15.6% and 13.4%, respectively (2016 – 15.2%, 14.5% and 12.3%) of revenue. Geographic revenues are separated by the jurisdiction of the entity making the payment.

Revenue is earned from the following jurisdictions:

	2017	2016
Latin America:
Peru	$153.1	167.5
Chile	105.2	88.4
Other	67.7	47.8
United States	$100.2	92.4
Canada	125.5	116.9
Rest of World	123.3	97.2
	$675.0	610.2

Geographic royalty, stream and working interests are presented by the location of the mining operations giving rise to the royalty, stream or working interest.

	2017	2016
Latin America:
Peru	$953.2	1,021.7
Chile	533.4	586.1
Panama	734.4	468.9
Other	59.0	64.3
United States	$622.5	502.0
Canada	666.7	610.5
Rest of World	370.0	414.8
	$3,939.2	3,668.3

Investments of $203.1 million (2016 - $147.4 million) are held in Canada. Oil & gas well equipment, included in other non-current assets, of $12.7 million (2016 - $14.0 million) is located in Canada.

78	FNV TSX NYSE	The Gold Investment that WORKS	2017 Annual Report

Corporate Information

Executive Management

David Harquail

President & CEO

Paul Brink

Senior Vice President,

Business Development

Sandip Rana

Chief Financial Officer

Lloyd Hong

Chief Legal Officer &

Corporate Secretary

Directors

Pierre Lassonde

Chair

David Harquail

President & CEO

Tom Albanese

Derek Evans

Graham Farquharson

Dr. Catharine Farrow

Louis Gignac

Randall Oliphant

Hon. David R. Peterson

Head Office

199 Bay Street, Suite 2000

P.O. Box 285

Commerce Court Postal Station

Toronto, Canada  M5L 1G9

Tel: (416) 306-6300

Barbados Office

Ground Floor, Balmoral Hall,

Balmoral Gap,

Hastings, Christ Church

Barbados, BB14034

Tel: (246) 434-8200

U.S. Office

1745 Shea Center Drive, Suite 400

Highlands Ranch, Colorado, USA

80129

Tel: (720) 344-4986

Australia Office

44 Kings Park Road, Suite 41

West Perth, WA 6005, Australia

Tel: 61-8-6263-4425

Auditors

PricewaterhouseCoopers LLP

Toronto, Canada

Listings

Toronto Stock Exchange

New York Stock Exchange

- Common shares: FNV

Share Capital

As at March 6, 2018

Common shares

outstanding           185,930,331

Reserved for:

Options & other         1,075,399

Fully diluted:                 187,005,730

Transfer Agent

Computershare Investor Services Inc.

100 University Avenue, 8th Floor

Toronto, Canada  M5J 2Y1

Toll Free: (800) 564-6253

Tel: (514) 982-7555

service@computershare.com

Investor Information

Stefan Axell

Director, Corporate Affairs

info@franco-nevada.com

www.franco-nevada.com

Tel: (416) 306-6328

Toll Free: (877) 401-3833

Annual and Special Meeting

Franco-Nevada Corporation will hold its Annual and Special Meeting at the TMX Broadcast Centre, Exchange Tower, 130 King Street West, Toronto

on Wednesday, May 9, 2018 at 4:00 pm.

www.franco-nevada.com

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